FORM 6-K/A

                                Amendment No.1

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of April, 2005

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

          15-5, Minami-Aoyama 1-Chome, Minato-ku, Tokyo 107-8544, Japan
          -------------------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


Note

Ricoh Company, Ltd. (the "Company") filed its Form 6-K with Securities and Exchange Commission, regarding its financial results for the fiscal year ended March 31, 2005.
The Company refiles the Form 6-K/A, amending and replacing the above Form 6-K that is not correct.


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Ricoh Company, Ltd.
                                                ------------------------------
                                                (Registrant)

                                                By:  /S/  Zenji Miura
                                                ------------------------------
                                                Zenji Miura
                                                Managing Director
                                                Executive Vice President
                                                General Manager of the
                                                 Finance & Accounting Division

April 27, 2005


--------------------------------------------------------------------------------

[LOGO OF RICOH]

                                  FLASH REPORT

                            Year ended March 31, 2005
          (Results for the Period from April 1, 2004 to March 31, 2005)
                        Three months ended March 31, 2005
         (Results for the Period from January 1, 2005 to March 31, 2005)

PERFORMANCE OUTLINE (CONSOLIDATED)

(1) Year ended March 31, 2005, 2004 and Year ending March 31, 2006 (Forecast)

                                                                                  (Billions of yen)
------------------------------------------------------------------------- -------------------------
                                Year ended       Year ended                Year ending
                              March 31, 2005   March 31, 2004    Change   March 31, 2006    Change
                                (Results)        (Results)                  (Forecast)
------------------------------------------------------------------------- -------------------------
 Domestic sales                        972.9            914.0       6.4%         1,018.5       4.7%
 Overseas sales                        841.1            866.1      -2.9%           881.5       4.8%
Net sales                            1,814.1          1,780.2       1.9%         1,900.0       4.7%
Gross profit                           754.5            765.6      -1.4%           815.0       8.0%
Operating income                       135.5            150.0      -9.7%           165.0      21.8%
Income before income taxes             135.3            143.0      -5.4%           161.0      18.9%
Net income                              83.1             91.7      -9.4%            97.0      16.7%
------------------------------------------------------------------------- -------------------------
Exchange rate (Yen/US$)               107.58           113.09     -5.51           105.00     -2.58
Exchange rate (Yen/EURO)              135.25           132.65      2.60           130.00     -5.25
------------------------------------------------------------------------- -------------------------
Net income per share (yen)            112.64           123.63    -10.99           132.14     19.50
------------------------------------------------------------------------- -------------------------
Return on equity (%)                    10.0             12.6      -2.6                -         -
Income before income taxes
 on total assets (%)                     7.1              7.7      -0.6                -         -
Income before income taxes
 on net sales (%)                        7.5              8.0      -0.5              8.5       1.0
------------------------------------------------------------------------- -------------------------
Total assets                         1,953.6          1,852.7     100.8                -         -
Shareholders' equity                   862.9            795.1      67.8                -         -
Interest-bearing debt                  410.0            432.7     -22.6                -         -
------------------------------------------------------------------------- -------------------------
Equity ratio (%)                        44.2             42.9       1.3                -         -
------------------------------------------------------------------------- -------------------------
Shareholders' equity per
 share (yen)                        1,175.67         1,076.11     99.56                -         -
------------------------------------------------------------------------- -------------------------
Cash flows from operating
 activities                            132.7            154.9     -22.1                -         -
Cash flows from investing
 activities                            -96.1            -63.3     -32.8                -         -
Cash flows from financing
 activities                            -56.4            -74.8      18.3                -         -
Cash and cash equivalents
 at end of period                      186.8            203.0     -16.1                -         -
------------------------------------------------------------------------- -------------------------
Capital expenditures                    84.7             75.5       9.1            114.0      29.2
Depreciation for tangible
 fixed assets                           66.7             67.6      -0.8             67.5       0.7
R&D expenditures                       110.4             92.5      17.9            120.0       9.5
------------------------------------------------------------------------- -------------------------
Number of employees (Japan)
(thousand people)                       40.1             38.8       1.3                -         -
Number of employees
(Overseas) (thousand people)            35.0             34.4       0.6                -         -
------------------------------------------------------------------------- ------------------------

                               RICOH COMPANY, LTD.

* The Company bases the forecast estimates for March 31, 2006 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

(2) Three months ended March 31, 2005 and 2004

                                                                          (Billions of yen)
-------------------------------------------------------------------------------------------
                                      Three months ended     Three months ended
                                        March 31, 2005         March 31, 2004       Change
-------------------------------------------------------------------------------------------
 Domestic sales                                    272.4                  252.5        7.9%
 Overseas sales                                    221.8                  218.7        1.4%
Net sales                                          494.3                  471.2        4.9%
Gross profit                                       198.5                  191.7        3.6%
Operating income                                    39.0                   36.5        6.8%
Income before income taxes                          40.6                   38.3        5.9%
Net income                                          25.0                   29.8      -15.9%
-------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                           104.60                 107.31      -2.71
Exchange rate (Yen/EURO)                          137.26                 134.10       3.16
-------------------------------------------------------------------------------------------
Net income per share (yen)                         34.08                  40.31      -6.23
-------------------------------------------------------------------------------------------
Return on equity (%)                                 2.9                    4.0       -1.1
Income before income taxes on total
 assets (%)                                          2.1                    2.0        0.1
Income before income taxes on net
 sales (%)                                           8.2                    8.1        0.1
-------------------------------------------------------------------------------------------
Capital expenditures                                25.9                   23.6        2.3
Depreciation for tangible fixed
 assets                                             18.7                   18.2        0.4
R&D expenditures                                    30.8                   24.0        6.8
-------------------------------------------------------------------------------------------

(3) Three months ending June 30, 2005 (Forecast) and Three months ended June 30, 2004

                                                                          (Billions of yen)
-------------------------------------------------------------------------------------------
                                     Three months ending     Three months ended
                                         June 30, 2005         June 30, 2004        Change
                                          (Forecast)              (Results)
-------------------------------------------------------------------------------------------
 Domestic sales                                    248.2                  233.3        6.4%
 Overseas sales                                    212.8                  203.2        4.7%
Net sales                                          461.0                  436.5        5.6%
Gross profit                                       198.0                  189.1        4.7%
Operating income                                    41.0                   39.3        4.1%
Income before income taxes                          40.0                   41.3       -3.2%
Net income                                          25.0                   24.8        0.4%
-------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                           105.00                 109.65      -4.65
Exchange rate (Yen/EURO)                          130.00                 132.17      -2.17
-------------------------------------------------------------------------------------------
Capital expenditures                                31.5                   18.6       12.8
Depreciation for tangible
 fixed assets                                       16.0                   15.9        0.0
R&D expenditures                                    30.0                   24.3        5.6
-------------------------------------------------------------------------------------------

(4) Half year ending September 30, 2005 (Forecast) and Half year ended September 30, 2004

                                                                          (Billions of yen)
-------------------------------------------------------------------------------------------
                                       Half year ending       Half year ended
                                      September 30, 2005     September 30, 2004     Change
                                          (Forecast)              (Results)
-------------------------------------------------------------------------------------------
 Domestic sales                                    499.5                  469.1        6.5%
 Overseas sales                                    424.5                  406.8        4.3%
Net sales                                          924.0                  876.0        5.5%
Gross profit                                       396.0                  363.8        8.8%
Operating income                                    79.5                   57.7       37.6%
Income before income taxes                          77.0                   60.0       28.2%
Net income                                          47.0                   35.8       31.2%
-------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                           105.00                 109.83      -4.83
Exchange rate (Yen/EURO)                          130.00                 133.31      -3.31
-------------------------------------------------------------------------------------------
Capital expenditures                                58.5                   38.2       20.2
Depreciation for tangible
 fixed assets                                       32.0                   31.0        0.9
R&D expenditures                                    60.0                   53.4        6.5
-------------------------------------------------------------------------------------------

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
FLASH REPORT (CONSOLIDATED PERFORMANCE FOR THE YEAR ENDED MARCH 31, 2005)

DATE OF APPROVAL FOR THE FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2005, AT THE BOARD OF DIRECTORS' MEETING: APRIL 27, 2005

1. RESULTS FOR THE PERIOD FROM APRIL 1, 2004 TO MARCH 31, 2005
(1) Operating Results                                         (Millions of yen)
-------------------------------------------------------------------------------
                                                 Year ended        Year ended
                                               March 31, 2005    March 31, 2004
-------------------------------------------------------------------------------
Net sales                                           1,814,108         1,780,245
 (% change from the previous fiscal year)                 1.9               2.4
Operating income                                      135,506           150,006
 (% change from the previous fiscal year)                -9.7              12.2
Income before income taxes                            135,383           143,063
 (% change from the previous fiscal year)                -5.4              15.9
Net income                                             83,143            91,766
 (% change from the previous fiscal year)                -9.4              26.6
Net income per share-basic (yen)                       112.64            123.63
Net income per share-diluted (yen)                          -                 -
-------------------------------------------------------------------------------
Notes:
i. Equity in income of affiliates: Yen 3,120 million (Yen 2,065 million in previous fiscal year)
ii. No change in accounting method have been made.
iii. Average number of shares outstanding (consolidated): 738,160,042 shares (742,292,806 shares in previous fiscal year)
iv. Net income per share is calculated as required by SFAS No. 128.

(2) Financial Position                                        (Millions of yen)
-------------------------------------------------------------------------------
                                               March 31, 2005    March 31, 2004
-------------------------------------------------------------------------------
Total assets                                        1,953,669         1,852,793
Shareholders' equity                                  862,998           795,131
Equity ratio (%)                                         44.2              42.9
Equity per share (yen)                               1,175.67          1,076.11
-------------------------------------------------------------------------------
Note: Number of shares outstanding as of March 31, 2005: 734,045,879 shares (738,894,891 shares as of March 31, 2004)

(3) Cash Flows                                                (Millions of yen)
-------------------------------------------------------------------------------
                                                 Year ended        Year ended
                                               March 31, 2005    March 31, 2004
-------------------------------------------------------------------------------
Cash flows from operating activities                  132,780           154,911
Cash flows from investing activities                  -96,198           -63,383
Cash flows from financing activities                  -56,439           -74,835
Cash and cash equivalents at end of period            186,857           203,039
-------------------------------------------------------------------------------

(4) Items relating to the scale of consolidation and the application of the equity method:
Number of consolidated subsidiaries: 285; nonconsolidated subsidiaries: 40; affiliated companies: 22

(5) Changes relating to the scale of consolidation and the application of the equity method:
Consolidated subsidiaries: 15 additions; 51 removals
Companies accounted for by the equity method: 6 additions; 4 removals

Notes:
Consolidated financial statements of the Company and its consolidated subsidiaries have been prepared in conformity with accounting principles generally accepted in the United States of America.


2. FORECAST OF OPERATING RESULTS FROM APRIL 1, 2005 TO MARCH 31, 2006
                                                               (Millions of yen)
--------------------------------------------------------------------------------
                                            Half year ending       Year ending
                                           September 30, 2005    March 31, 2006
--------------------------------------------------------------------------------
Net sales                                             924,000         1,900,000
Operating income                                       79,500           165,000
Income before income taxes                             77,000           161,000
Net income                                             47,000            97,000
--------------------------------------------------------------------------------
Note: Net income per share (Consolidated) 132.14 yen

In accordance with Japanese regulations, Ricoh has issued forecast for its financial results for the fiscal year ending March 31, 2006. These forecast are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties.

GROUP POSITION

The Ricoh Group comprises 325 subsidiaries and 22 affiliates.

Their development, manufacturing, sales, and service activities center on office equipment business and other businesses (optical equipments, semiconductors and metering equipments).

Ricoh Company, Ltd., a parent company, heads development. The parent company and subsidiaries or affiliates maintain an integrated domestic and international manufacturing structure. Below, we have listed our main product areas and the positions of key subsidiaries and affiliates.

[Office Equipment Business]
In this business category, Ricoh provides products and systems that support the enhancement of the office productivity of customers. Major products include:

Digital/analog copiers, MFPs (multifunctional printers), laser printers, facsimile machines, digital duplicators, optical disks. Ricoh also provides solution systems including personal computers and servers, utilizing its information technology. Another business Ricoh also provides are support, service, and related supplies, as well as support and service including IT environment setup and network administration.

[Main Subsidiaries and Affiliates]
Production
 Japan...Tohoku Ricoh Co., Ltd., Ricoh Elemex Corporation,
      Ricoh Unitechno Co., Ltd., Hasama Ricoh Inc.,
      Ricoh Microelectronics Co., Ltd., Ricoh Keiki Co., Ltd., and
      Ricoh Printing Systems, Ltd.
 The Americas...Ricoh Electronics, Inc.
 Europe...Ricoh UK Products Ltd.,  Ricoh Industrie France S.A.S.
 Other regions...Ricoh Asia Industry (Shenzhen) Ltd., Shanghai Ricoh Facsimile
              Co., Ltd., and Sindo Ricoh Co., Ltd. (affiliated company)

Sales and Service
 Japan...Ricoh Tohoku Co., Ltd., Ricoh Sales Co., Ltd., Ricoh Chubu Co., Ltd.,
      Ricoh Kansai Co., Ltd., Ricoh Chugoku Co., Ltd.,
      Ricoh Kyushu Co., Ltd., and 33 other sales companies nationwide, Ricoh Technosystems Co., Ltd., NBS Ricoh Co., Ltd.,
      Ricoh Leasing Co., Ltd., and Ricoh Logistics System Co., Ltd.
 The Americas...Ricoh Corporation, Savin Corporation, and Lanier Worldwide, Inc. Europe...Ricoh Europe B.V., Ricoh Deutschland GmbH, Ricoh UK Ltd.,
       Ricoh France S.A., Ricoh Espana S.A.,
       Ricoh Italia S.p.A., and NRG Group PLC
 Other regions...Ricoh China Co., Ltd., Ricoh Hong Kong Ltd.,
              Ricoh Asia Pacific Pte. Ltd., Ricoh Australia Pty, Ltd., and
              Ricoh New Zealand Ltd.

[Other Businesses]
Manufacturing and marketing optical equipment, semiconductors and metering equipments, and providing leasing and logistics services

[Main Subsidiaries and Affiliates]
Production
 Ricoh Optical Industries Co., Ltd., Ricoh Elemex Corporation

Sales
 Ricoh Corporation

Other
 Ricoh Leasing Co., Ltd., Ricoh Logistics System Co., Ltd., and Coca-Cola West Japan Co., Ltd. (affiliated company)

[Chart of Business System]
The chart of group position is omitted.

POLICIES

(1) Basic Management

The Ricoh Group intends to be the company that gains most from the 21st century. With this aim, we will continue to provide high levels of reliability and to create new value in order to contribute both to productivity improvement and also to knowledge creation for individuals working anytime, anywhere. Accordingly, our proactive approach encompasses not only products and services for traditional office setups, but also customers working in a broadband environment.

(2) Mid- to Long-term Business Strategies

In terms of office equipment business - our core competence - we in the Ricoh Group have made every possible effort since the inception of our 13th medium-term management plan to move beyond the manufacture and retail of equipment such as copiers and printers so that we may overhaul our operational structure, thus enabling us to support our customers in their efforts to improve or enhance productivity through our offering.

As these customers continue to experience heightened demand for operation improvement and reform, further expansion of digital networking will be accompanied by changes in the nature of critical customer information in terms of increased digitization, coloring, and volume.

As a result of these factors, it is expected that efficient and effective I/O (i.e., Input/Output), storage, and searching of TDV (i.e., total document volume), which includes printed material in addition to photocopies, will become a pressing issue for said customers.

Our 14th medium-term management plan from April 2002 to March 2005 thus focused on the realization of TDV, thereby broadening our revenue and earning framework. In this, our basic strategy features the following three goals:

i. Replacing monochrome products with color models

To expand our lineup of compact color machines at prices comparable to those of monochrome models, thus satisfying our customers' requirements for color capability without being limited simply to the replacement of monochrome copiers.

ii. Increased sales of high-speed models

To provide high-speed copiers with a competitive edge in terms of purchase price, maintenance costs, and reliability, thus responding suitably to customer needs for high levels of efficiency.

iii. Provision of printing solutions

To propose optimum combinations of copiers and printers in order to allow customers to meet additional cost reduction requirements.

The progress made with this basic strategy during the 14th medium-term management plan period and the term under review is described below

To encourage customers to make the transition to color models, we have launched a series of multifunction color models and color laser printers to augment our product line. The term under review was no exception, as we introduced the imagio Neo C600 series, a multifunction color model that boasts high-speed color copy and print performance of 45 sheets per minute, and the imagio Neo C455 series, a multifunction color model that offers even better image quality, thanks to the color PxP toner that employs Ricoh's unique polymerized technology.

These measures have boosted the Ricoh Group's market share in such principal color copier markets as Japan, the United States of America, and Europe.

In the same token, the IPSiO G series, a Gel-Jet printer that we introduced last year to target the demand to replace other manufacturers' monochrome laser printers and ink jet printers in the low-end business printer market, has been widely acclaimed as a business printer that provides high-speed output, high-quality page printing, and low running cost.

As a result of our effort to expand sales of high-speed models, our high-speed digital multifunction models have won wide acclaim in both domestic and overseas markets, thus solidifying our positions in those markets. We have also provided since last year a high-speed digital multifunction model that satisfies customers' contemporary needs for security and environmental protection. During the term under review, too, we launched the imagio Neo 753/603 series, a high-speed digital multipurpose model that is equipped with the world's first unauthorized copy guard feature and achieves the highest energy efficiency in its class with QSU, Ricoh's unique energy conservation technology.

As for Printing Solutions, we have offered the optimal solutions for minimizing total expenses by combining copier and printer functions, and developed a global support and service network. As a result, we have steadily increased business with customers who have operations around the world. During the term under review, we launched @Remote, a remote management service that constantly monitors the condition and use of output equipment via the Internet. This service reduces the operation and management burden of the IT environment in the office, and helps reduce TCO (total cost of ownership) and improve operation efficiency. The service is provided as a facet of Ricoh's total support service around the world.

As the acquisition of stock in Hitachi Printing Solutions, Ltd. was completed on October 1, 2004, the company has become a member of the Ricoh Group as Ricoh Printing Systems, Ltd.. We expect the synergy between the high-speed, reliable technology and system technology developed by the company and the various printer and copier technologies pioneered by the Ricoh Group to help us strengthen a broad spectrum of the product line, from core operating system to office applications, and further expand the printing business.

(3) Basic Approach and Policies for Corporate Governance

The Ricoh Group is committed to corporate governance by ensuring the transparency of management and improving competitiveness based on the spirit of corporate ethics and compliance.

i. Status of corporate governance

We employ a statutory auditor system. Combined with a more effective board of directors and an executive officer system, the auditor system reinforces the supervision of management and supports managerial activities.

The board of directors is composed of fourteen directors, of which one is an outside director. The board of directors makes important decisions concerning the supervision of management and management of the group.

Under the executive officer system, the executive function is delegated to each division to clarify roles. As a sub-organization to the board of directors, an all-company executive committee is composed of the Chief Executive Officer and other executive officers who meet certain qualifications. This committee takes such business actions as supervising the divisions and preparing the optimal strategy for the entire group, within the scope of authority delegated by the board of directors.

Five internal auditors, including two outside auditors, perform strict audits by attending the board of directors meetings and management meetings, receiving reports on business from the directors, reviewing important resolution documents, and investigating the status of operations and assets.

Corporate Audit Office, which is the Ricoh Group's internal auditing unit, performs fair and objective examination and evaluation of how each division is executing its business based on rational criteria, and provides advice and recommendations for improvement.

As for external auditing, in light of the call for greater independence of auditing corporations, we have established regulations concerning the polices and procedures for prior approval for auditing and non-auditing duties, and have implemented the board of auditors' prior approval system for details and contract amounts of auditing contracts.

Furthermore, to further reinforce the internal control of the Ricoh Group, we have formed Internal Management & Control Office. To maintain the status of the Ricoh Group as a global company with high corporate values, the section cooperates with other units and principal group companies to revamp internal control mechanisms across the group, provide education, and improve business processes to comply with relevant laws, regulations, and standards, to improve the effectiveness and efficiency of operations, and to maintain the integrity of financial reports.

We have established Ricoh Group corporate social responsibility (CSR) charter and Ricoh Group codes of conduct to ensure that every employee in the group understands and abides by the laws of each country, international rules, and the spirit of these rules, and acts in good common sense with responsibility.

For corporate disclosure, we have established internal rules that set forth the process from the collection to preparation, reporting, and disclosure of information. The disclosure committee was formed to manage the process, and to ensure the accuracy, timeliness, and completeness of the disclosure.

ii. Outline of personal relationships, capital relationships, transactions, and other interests between the company, company's outside directors, and outside auditors

There exists no special interest between the one outside director, two outside auditors, and the company.

iii. Progress in improving the company's corporate governance during the most recent one-year period

The Ricoh Group issued the Social Responsibility Management Report, which informs the public on our policies, organization, corporate activity principles, and status of corporate social responsibility. Combined with the business management report and annual report that we have published, it completes our ability to disclose information as a sustainability report that covers all three aspects (environment, economy, and society) of the Ricoh Group's operations.

As a facet of reinforcing the board of directors' ability to supervise management, we have decided to form a nomination and compensation committee, a permanent committee unique to the Ricoh Group, within the board of directors during fiscal year 2006. The nomination and compensation committee will be led by outside directors, and will propose and decide on appointment and discharge systems and compensation system for directors and executive officers. The new committee will be anticipated to give a boost to the board of directors' ability to supervise the all-company executive committee.

(4) Challenges

As customer needs have become increasingly diverse, they would be no longer satisfied with merely purchasing products or services. The competition has also become increasingly severe in the replacement of monochrome models with color models and providing business solutions. Although such major changes in the market environment may seem like a formidable obstacle, the Ricoh Group sees them as an ideal opportunity for expanding the earnings foundation. This is because we have sufficient ability and strength to meet such changes. By defining target areas, further adding to the abilities and strengths, and striving to create new values for customers, we will provide products and services that satisfy customer needs ahead of the competition, and achieve growth and development.

Based on this concept, under the 15th medium-term management plan, which has been in effect since April 2005, we designated printing, emerging markets, and industrial area as the three target areas for growth. In order for the Ricoh Group to achieve growth and development with a focus on these growth areas, it is essential that we boost our corporate competitiveness by creating new values for customers and improving managerial efficiency.

To create new values for customers, we will reinforce our CS (customer satisfaction) management, through which we will aggressively cultivate new values, with an emphasis on the three customer values (simplify creativity, user-friendly, and earth-friendly). In essence, we will support customers' creativity activities, create an environment for creativity, further improve the user-friendliness of products and services so customers can take full advantage of the benefits, and provide products and services that help customers to protect the global environment. We will also continue to refine our technology to materialize the new values as products and services.

Our effort will also continue in improving the efficiency of management to enhance our profitability. Structural reform will streamline operational processes and improve the earnings from each project. Furthermore, we will more carefully select projects and concentrate resources to the selected projects to improve managerial efficiency.

The profit generated from such activities will be aggressively allocated to investments in growth areas and technologies to further increase profits and raise corporate value.

(5) Dividend Policy

Ricoh endeavors to ensure that policies are regularly updated to take the dividend payout ratio into consideration in the payment of dividends, while at the same time increasing retained earnings for the enhancement of corporate structure and the new business generation. Furthermore, these retained earnings will be used both in the reinforcement of core businesses and for investment in new fields with both medium-term and long-term perspectives.

(6) Concept and Policy of Reducing the Trading Unit

Ricoh plans to keep investment patterns and shareholder composition under close scrutiny, and we will consider taking the appropriate steps to alter the minimum investment lot if so required. By reducing the minimum number of shares required to invest in the company, Ricoh believes that a broader range of investors can be attracted to equity markets, while at the same time, the liquidity of this company's shares may be enhanced. Nevertheless, many investors already trade in Ricoh's shares, and for this reason, management has concluded that there is no immediate need for reduction of the minimum investment lots.

Furthermore, we intend to pay attention to the condition of business partners and of shareholder makeup as we carefully study both the necessity and the timing of implementation of these measures.

PERFORMANCE

*Overview

In fiscal year 2005 (extending from April 1, 2004 to March 31, 2005), the Ricoh Group recorded consolidated net sales of Yen 1,814.1 billion, or up 1.9% from the previous fiscal year. This marks the eleventh consecutive fiscal year of year-on-year revenue growth. During the term under review, the average exchange rates of the yen against the U.S. dollar and the euro were Yen 107.58 (up Yen 5.51) and Yen 135.25 (down Yen 2.60), respectively. Excluding the effects of these foreign exchange rate fluctuations, consolidated net sales increased 2.4% from the previous fiscal year.

In terms of domestic market, sales increased for printing systems such as MFPs (multifunction printers) and laser printers. Ricoh Printing Systems, Ltd., our newly acquired printer company, contributed to the sales increase. Our solutions business such as customer support and service also delivered favorable performance. As a result, overall sales of office equipment increased 5.0% from the previous corresponding period. While other businesses suffered from sluggish demand for semiconductors and lower demand period for measuring equipment, such businesses as optical equipment and leasing maintained strength. Consequently, overall domestic sales increased 6.4% to Yen 972.9 billion. Domestic sales accounted for 53.6% of consolidated net sales, or up 2.3 percentage points.

In terms of overseas, sales decreased in the Americas due to the yen's appreciation against the U.S. dollar. In Europe, on the other hand, sales kept strong gains. In other areas, sales decreased as we sold consolidated subsidiaries in optical-related analog businesses. By product category, sales proceeds from our core products (color PPCs and printing systems) increased to compensate for part of the sales declines in standalone analog equipment and optical discs. Due to the aforementioned sale of businesses and the relative yen's appreciation, overseas sales decreased 2.9% from the previous corresponding period to Yen 841.1 billion. Excluding the effects of foreign exchange rate fluctuations, overseas sales increased 1.9%. Overseas sales accounted for 46.4% of consolidated net sales, or down 2.3 percentage points.

Gross profit decreased 1.4% from the previous corresponding period to Yen 754.5 billion. Although sales increased in such high-margin, high value added products as MFPs and laser printers and the ongoing cost-cutting efforts contributed to gross profit, the sales promotion of color models in the first half of the term under review, downsizing of the optical disc business, the aforementioned sale of businesses, and the yen's appreciation had a negative effect on gross profit.

In terms of selling, general and administrative expenses, R&D expenses was Yen
110.4 billion, up 19.4% from the previous corresponding period. The strategic expenses in product and marketing activities for a "growth strategy" under the 15th medium-term management plan from next fiscal year and IT investment for developing core operating systems increased. Consequently, selling, general and administrative expenses increased 0.6% to Yen 619.0 billion.

As a result of these activities, operating income decreased 9.7% from the previous corresponding period to Yen 135.5 billion.

In terms of other (income) expenses, interest and dividend income increased. On the other hand, the company reduced interest-bearing liabilities and interest costs by effective management of financing between group companies. Furthermore, although the company recorded a loss from foreign exchange in the previous fiscal year, it enjoyed a gain from foreign exchange during the term under review. As a result, income before income taxes decreased 5.4% to Yen 135.3 billion.

The effective tax rate decreased as a result of greater tax deductions for research and development and IT investment and improved overall profitability of consolidated subsidiaries. The effect of improved profitability of consolidated companies is reflected in the minority interests in earnings. In the previous corresponding period, the cumulative effect (Yen 7.3 billion gain) of change in accounting for marketable securities transferred to a pension trust was reflected in the income statement in connection with gain recognition for additional contribution to the employee pension trust.

As a result of these activities, net income decreased 9.4% from the previous corresponding period to Yen 83.1 billion.

With regard to the state of business segment, Office Equipment benefited from the increase in sales for printing systems and the effort to reduce costs such as those associated with SCM (supply chain management) activities. On the other hand, advance investment for the future business improvement and the downsizing of the optical disc business caused a decrease in net income of Office Equipment from the previous corresponding period. In other businesses, the strength of leasing compensated for the decline in performance of measuring equipment in the sluggish period and semiconductor suffering from a lack of demand. Due to the aforementioned sale of businesses, however, both sales and operating income took a setback compared to the previous corresponding period.

With regard to the state of geographic segment, greater sales of the core strategic products mentioned above and high operating ratios in production resulted in higher operating income in Europe and Other. Operating income decreased in Japan and the United States, where strategic investments were made for future activities.

In terms of capital, ending balance of total assets increased Yen 100.8 billion to Yen 1,953.6 billion as a result of the consolidation of Ricoh Printing Systems, Ltd. and an increase in operating assets from the sales growth. Interest-bearing liabilities have been reduced by reinforcing regional cash management in Japan, the Americas, and Europe. The ending balance of stockholders' equity increased Yen 67.8 billion to Yen 862.9 billion. Equity ratio went increased 1.3 percentage points from the end of the previous corresponding period to 44.2%.

Year-end cash dividend are proposed Yen 10.00 per share, and when combined with the interim dividend of Yen 10.00, total dividend for the current fiscal year 2005 will be Yen 20.00.

[Graph 1] Consolidated performance
The graphs are omitted. The data in the omitted graphs can be shown at the schedule 1 in APPENDIX B.

*Consolidated Sales by Product Line

Office Equipment (up 2.2% to Yen 1,591.8 billion)
-------------------------------------------------

Seeing further advancements in digital networks and increasing volume of information that is processed electronically and in color, customers more than ever desire to improve and reform their operations. In an effort to help these customers manage TDV (total document volume) more efficiently and effectively, the Ricoh Group has continued to offer solutions to optimize total printing costs of customers. As a strategy to help the customers, we have advanced the compatibility of standalone analog equipment to digitalization, networking, color technology, and higher output speed. As a result, sales, particularly those of such printing systems as MFPs and laser printers, have soared. Continuing sales gains were also seen in solutions business, including customer support and service. Severe market competition, decrease sales of optical discs, and the yen's appreciation against the U.S. dollar proved to be a challenge for the Ricoh Group. Nevertheless, the development and expansion of strategies for our core products proved effective, and sales increased in both domestic and overseas markets. Accordingly, sales of Office Equipment increased 2.2% from the previous corresponding period to Yen 1,591.8 billion.

     Imaging Solutions (down 11.0% to Yen 715.0 billion)
     ---------------------------------------------------

     In terms of Digital Imaging Systems, the company strengthened its lineup from standard models to high-speed digital models. The company offered a series of new color PPC products that increased its sales particularly overseas. Due to the demand shift to printing systems, however, sales of digital imaging as a whole decreased 7.8% from the previous corresponding period.

     In terns of Other Imaging Systems, a transition is being advanced from analog to digital or MFPs models. Sales of other imaging systems, as a result, decreased 20.9%.

     The performance of Imaging Solutions reflects the Ricoh Group's strategy as overall sales decreased 11.0% from the previous corresponding period to Yen
     715.0 billion. Sales of this category accounted for 39.4%, down 5.7 percentage points, of net consolidated sales.

     Network Input/Output Systems (up 20.2% to Yen 670.8 billion)
     ------------------------------------------------------------

     In terms of Printing Systems, the company offered new products that present higher speed, networking, and color technology to increase sales of printing equipment that matches to customer needs. Such domestic MFPs models as imagio Neo 752/602 series and color MFPs models as imagio C245 and imagio NEO C385 and such overseas MFPs models as Aficio 2035/2045 series and color MFPs models as Aficio 2232C/2238C series have won wide acclaim from customers. Laser printers, both monochrome and color models, have increased sales both in Japan and overseas. Ricoh Printing Systems, Ltd., a new subsidiary of the Ricoh Group, has contributed to the sales growth. The company have also seen continuing increase in sales of the Gel-Jet printer, a low-priced color printer for office use. As a result, sales of Printing Systems as a whole increase 28.7% from the previous corresponding period.

     As for Other I/O Systems, the company streamlined the optical disc business by reorganizing key modules such as in-house developed drives and part units, other than media. As a result, sales of Other I/O Systems declined 68.4% from the previous corresponding period.

     As a key target of these strategies, sales of Network I/O Systems, as a whole, increased 20.2% from the previous corresponding period to Yen 670.8 billion. Sales of this category accounted for 37.0%, up 5.6 pecentage points, of net consolidated sales.

     Network System Solutions (up 5.1% to Yen 205.8 billion)
     -------------------------------------------------------

     Sales have continued to increase, both in Japan and overseas, for solutions business, including support and service, as customers have embraced proposals to optimize their total printing costs. The demand for PC servers has begun to recover in Japan. As a result, sales of this category increased 5.1% from the previous fiscal year to Yen 205.8 billion.

     Other Businesses (down 0.1% to Yen 222.2 billion)
     -------------------------------------------------

     In Japan, while the performance of measuring equipment in the sluggish period and semiconductor suffering from a lack of demand declined, optical equipment and leasing continued to prosper. Overseas, sales decreased as a result of selling subsidiaries in optical-related businesses. As a result, sales of this category decreased 0.1% from the previous corresponding period to Yen 222.2 billion.

     [Graph 2] Consolidated sales by product line The graphs are omitted. The data in the omitted graphs can be shown at the schedule 2 in APPENDIX B.

* Consolidated Sales by Geographic Area

Japan (up 6.4% to Yen 972.9 billion)
-----------------------------------

While the Japanese economy has been encouraged by signs of recovery in the stock market, capital investment, and corporate performance, high raw material and crude oil prices are a cause for concern. In addition, the domestic market remains under severe competition. Against such a backdrop, Office Equipment has promoted product and sales strategies that meet customer needs. As a result, sales of Printing Systems such as MFPs and laser printers, and solutions business, including support and service, have posted solid sales gains. The sales increase has compensated for the sales decrease in analog equipment, where the company is advancing the transition to MFPs and color models. In Other Businesses, while sales of measuring equipment and semiconductors decreased due to sluggish demand, such businesses as leasing have maintained momentum. As a result, domestic sales increased 6.4% from the previous corresponding period to Yen 972.9 billion. Domestic sales accounted for 53.6%, up 2.3 percentage points, of net consolidated sales.

The Americas (down 0.2% to Yen 325.5 billion)
---------------------------------------------

The economies of the Americas remained robust. Amidst the severe competition, we focused on increasing color PPC sales and on printing systems that cater to the customer needs for networking, color technology, and higher output speed through our revamped and reinforced sales network. We also made an effort to boost sales to major accounts. Due to the appreciation of the yen against the U.S. dollar, however, sales in the Americas as a whole fell 0.2% from the previous corresponding period to Yen 325.5 billion. Excluding the effect of the yen's appreciation against the U.S. dollar, sales in the Americas as a whole increased 4.8%.

Europe (up 1.6% to Yen 408.9 billion)
-------------------------------------

The European economy has become relatively stable. Sales of color PPCs and printing systems have increased, and the Ricoh Group has maintained its market share lead in photocopiers market. Although sales of optical discs, from which are focusing to media business, decreased, due partly to the yen's depreciation against the euro, sales in Europe as a whole increased 1.6% from the previous corresponding period to Yen 408.9 billion.

Other (down 22.4% to Yen 106.6 billion)
---------------------------------------

The demand shift to color and MFPs in office equipment has picked up momentum in China, Asia and other areas. As a result, sales of color PPCs and printing systems have increased from the previous corresponding period. Due to the downsizing of the optical disc business, the sluggish demand for semiconductors and the aforementioned sale of optical-related analog consolidated subsidiaries, however, sales in Other area decreased. Sales of the others decreased 22.4% to Yen 106.6 billion.

[Graph 3] Consolidated sales by geographic area
The graphs are omitted. The data in the omitted graphs can be shown at the schedule 3 in APPENDIX B.

*Segment Information

Business Segment
----------------

Office Equipment
----------------

In category of Imaging Solutions and Printing Systems, the Ricoh Group has continued to enhance its product lines, including color models, standard models to high-speed digital models, by offering a series of new products that caters to customer needs. As a result, sales of MFPs and laser printers, in particular, made substantial gains. Meanwhile, solutions business, including support and service, has steadily increased its sales as customers have embraced solutions to optimize their total printing costs. While severe market competition, decreasing optical disc sales, and the yen's appreciation against the U.S. dollar have dampened business, the success of strategies for core products has increased its sales both in Japan and overseas. As a result, sales of office equipments as a whole increased 2.2% from the previous corresponding period to Yen 1,591.8 billion.

Operating expenses have been brought under control by increasing sales of Printing Systems and promoting such cost-cutting activities as SCM (supply chain management). On the other hand, the company spent strategic advance expenses for the future with products and marketing activities, IT investments to core operating systems and for the downsizing of the optical disc business. Combined with the yen's appreciation, operating income decreased 6.2% from the previous corresponding period to Yen 191.7 billion.

Capital investment was allocated primarily to reinforcing production lines for new products and to research and development.

As for total assets, operating assets increased as a result of consolidating Ricoh Printing Systems, Ltd., a new printer company that the company purchased in October 2004, and increase of operating assets due to sales growth.

Other Businesses
----------------

In Japan, measuring equipment struggles with lower period and semiconductor suffered from sluggish demand. On the other hand, such businesses as optical equipment and leasing performed favorably. Overseas, sales decreased as a result of selling optical-related analog businesses in the previous fiscal year. As a result, sales of other businesses decreased 0.1% from the previous corresponding period to Yen 224.7 billion. Operating profit was accounted for Yen 0.5 billion.

                                                                           (Billions of yen)
--------------------------------------------------------------------------------------------
                                          Year ended          Year ended
                                        March 31, 2005      March 31, 2004       Change (%)
--------------------------------------------------------------------------------------------
Office Equipment:
  Net sales                                   1,591.8             1,557.6               2.2
  Operating income                              191.7               204.3              -6.2
        Operating income on sales(%)             12.0                13.1              -1.1
  Identifiable assets                         1,391.4             1,220.7              14.0
  Capital expenditures                           72.9                65.3              11.6
  Depreciation                                   57.0                57.9              -1.6
--------------------------------------------------------------------------------------------
Other Businesses:
  Net sales                                     224.7               225.0              -0.1
  Operating income                                0.5                 4.6             -88.4
        Operating income on sales(%)              0.2                 2.1              -1.8
  Identifiable assets                           164.3               182.5             -10.0
  Capital expenditures                            9.6                 8.7              11.1
  Depreciation                                    6.5                 7.7             -16.3
--------------------------------------------------------------------------------------------

Geographic Segment
------------------

Japan
-----
Amidst the severe competition in the office equipment market, Printing Systems and solutions business have deployed aggressive sales strategies and, as a result, has increased sales in Japan and increased exports to overseas markets. As a result, sales of the Japan segment increased 5.6% from the previous corresponding period to Yen 1,386.7 billion. The effect of the increased sales was amplified by the transition to high value added products and the implementation of such cost cutting measures as SCM (supply chain management). On the other hand, the company increased research and development expenses for the future and spent strategic expenses on aggressive sales activities for the domestic market. Furthermore, the sales decrease of optical discs and the sluggish demand for measuring equipment and semiconductors have decreased operating income by 9.5% from the previous corresponding period to Yen 88.0 billion.

The Americas
------------
Amidst the severe competition in both direct and indirect sales channels, the company increased sales of Printing Systems through the sales channels that we have improved and reinforced over the years, and deployed a strategy of stepping up sales to major accounts. The effort has been rewarded with greater sales of color PPCs, MFPs and laser printers. Sales in the Americas segment increased 3.0% from the previous corresponding period to Yen 330.4 billion. Operating income decreased 10.7% to Yen 13.8 billion as a result of intensifying competition, IT investment for core operating system development, and the yen's appreciation.

Europe
------
Every country and company in Europe saw sales rise, particularly for printing systems. The Ricoh group continues to hold the top share in the photocopier market in Europe. On the other hand, sales of optical discs have decreased. As a result, sales in the Europe segment increased 2.8% from the previous corresponding period to Yen 415.6 billion. Operating income increased 10.6% to Yen 24.3 billion due to increased sales, brining production to appropriate locations closer to consumers, and the yen's depreciation against the euro.

Other
-----
The accelerated demand shift of office equipment to MFPs and color technology in China, the rest of Asia, and Oceania has boosted sales of office equipments. The sale of the optical-related analog consolidated subsidiaries has, however, greatly reduced sales. As a result, sales in the Other segment decreased 10.0% to Yen 173.9 billion. As a result of maintaining high operating ratio in production to accommodate the need for increased supply around the world, operating income increased 13.7% to Yen 11.9 billion.

[Graph 4] Geographic segment information
The graphs are omitted. The data in the omitted graphs can be shown at the schedule 4.

                              [GRAPHS APPEARS HERE]

*Financial Position

(1) Assets, Liabilities, and Shareholders' Equity at Year-End  (Billions of yen)
--------------------------------------------------------------------------------
                             March 31, 2005       March 31, 2004       Change
--------------------------------------------------------------------------------
Total Assets                        1,953.6              1,852.7        100.8
Shareholders' Equity                  862.9                795.1         67.8
Equity Ratio                           44.2%                42.9%         1.3%
--------------------------------------------------------------------------------

Total assets have increased considerably due primarily to an increase in operating assets due to sales growth and the consolidation of Ricoh Printing Systems, Ltd., which was acquired in October 2004.

In Assets, part of the Yen 15.6 billion decrease in cash and time deposits from the end of the previous period (balance of Yen 188.3 billion) and the Yen 44.9 billion decrease in marketable securities was appropriated to the aforementioned acquisition. Trade receivables increased, primarily in Japan, Yen 44.2 billion to Yen 620.5 billion and inventories increased Yen 21.9 billion to Yen 167.3 billion. Fixed assets increased Yen 8.6 billion to Yen 247.4 billion, while finance receivables increased Yen 32.0 billion to Yen 391.9 billion, due to increase of sales. Other investments increased Yen 56.3 billion to Yen 284.5 billion as a result of recognizing goodwill and intangible fixed assets accompanying the aforementioned acquisition. Consequently, total assets increased Yen 100.8 billion to Yen 1,953.6 billion.

As for Liabilities, domestic and overseas trade payables increased Yen 38.8 billion to Yen 336.4 billion. Interest-bearing debt decreased Yen 22.6 billion to Yen 410.0 billion as a result of effective utilization of financial resource in the Ricoh Group. In addition, other current liabilities decreased Yen 7.0 billion to Yen 151.4 billion as a result of reducing bonuses and transfer to tax reserve. Retirement benefit obligations increased Yen 9.1 billion to Yen 92.6 billion. As a result, total liabilities decreased Yen 30.7 billion to Yen 1,039.5 billion.

In Shareholders' Equity, there was no major change in common stock or additional paid-in capital. Retained earnings increased Yen 69.1 billion to Yen 584.5 billion. Accumulated other comprehensive income increased Yen 8.3 billion and treasury stock decreased Yen 9.5 billion. As a result, total shareholders' equity increased by Yen 67.8 billion to Yen 862.9 billion.

(2) Cash Flows                                                                  (Billions of yen)
-------------------------------------------------------------------------------------------------
                                                 Year ended         Year ended
                                               March 31, 2005     March 31, 2004       Change
-------------------------------------------------------------------------------------------------
Cash flows from operating activities                   132.7              154.9             -22.1
Cash flows from investing activities                   -96.1              -63.3             -32.8
Cash flows from financing activities                   -56.4              -74.8              18.3
Cash and Cash Equivalents at end of period             186.8              203.0             -16.1
-------------------------------------------------------------------------------------------------

Although net income and retirement benefit obligations increased, increase of trade receivables, inventories and lease receivable result in net cash provided by operating activities decreasing Yen 22.1 billion from the previous corresponding period to Yen 132.7 billion.

Outgoing cash flow for investment activities increased Yen 32.8 billion from the end of the previous corresponding period to Yen 96.1 billion due to ongoing capital investment to reinforce production lines for new products and the purchase of a printer company.

As a result of these activities, the free cash flow, which is the total of the cash flows from operating activities and investment activities, decreased Yen
55.0 billion from the previous corresponding period to Yen 36.5 billion of positive cash flow.

Outgoing cash flow was incurred for reducing interest-bearing liabilities by encouraging financing between group companies, Yen 14.7 billion for payment of dividends, and Yen 10.6 billion for acquisition of treasury stock. As a result, the outgoing cash flow amounted to Yen 56.4 billion.

As a result of the above, the ending balance of cash and cash equivalents decrease Yen 16.1 billion from the end of the previous corresponding period to Yen 186.8 billion.

(3) Cash Flow Indices
----------------------------------------------------------------------------------------------------------------------------------
                                                 Year ended       Year ended       Year ended       Year ended        Year ended
                                               March 31, 2001   March 31, 2002   March 31, 2003   March 31, 2004    March 31, 2005
----------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity / Total assets                      32.7%           34.5%           34.9%            42.9%              44.2%
Market capitalization / Total assets                     92.2%           95.6%           73.0%            85.3%              69.1%
Interest bearing debt / Operating cash flow               5.2             5.3             2.6              2.8                3.1
Operating cash flow / Interest expense                   13.2            12.8            27.1             29.3               28.3
----------------------------------------------------------------------------------------------------------------------------------

        Notes:
        i. All indices are calculated based on consolidated data.
        ii. Market capitalization equals the stock price at the end of fiscal year multiples by the number of shares outstanding at the end of fiscal year.
        iii. Operating cash flows is shown in consolidated statement of cash flow. Interest bearing debt equals all debt in consolidated balance sheets.

*Forecast for the entire fiscal year

Economic projections and Ricoh Group's strategies for fiscal year 2006
----------------------------------------------------------------------

Although upturn is projected for Japanese stock market, capital investment, and corporate performance in fiscal year 2006 (extending from April 1, 2005 to March 31, 2006), a full-fledged economic recovery is expected to take more time. Overseas, while economies are expected to remain stable in the meanwhile, the futures of the European and American economies and political and economic uncertainties in such emerging areas as BRICs are a cause for concern.

Against such a backdrop, the Ricoh Group has identified "Realization of TDV, thereby broadening our revenue and earning framework" (increase volume and improve value added per page) as the primary strategy under the 14th medium-term management plan. As key strategies, we have set "Replacing monochrome products with color models" "Increased sales of high-speed models" and "Provision of printing solutions" Actions that the company has already taken include the expansion of market share by continuously introducing new products, including multifunction color models and color laser printers, and the expansion of transactions with major accounts by providing a global customer service and support system as a facet of printing solutions. The company intends to reinforce the printer business with further contribution of Ricoh Printing Systems, Ltd. the newly acquired printer company, and continue to reinforce the printer business.

As customers needs have become increasingly diverse, they would be no longer satisfied with merely purchasing products or services. The competition has also become increasingly severe in the replacement of monochrome models with color models and in providing business solutions. Although such major changes in the market environment may seem like a formidable obstacle, the Ricoh Group sees them as an ideal opportunity for expanding the earnings foundation. This is because the group has sufficient ability and strength to meet such changes. By exercising the ability to adapt to changing conditions, defining target areas, further adding to the abilities and strengths, and striving to create new values for customers, we will provide products and services that satisfy customer needs ahead of the competition.

Based on this awareness, under the 15th medium-term management plan, that starts from fiscal year 2006, we designated printing, emerging markets, and industrial area as the three target areas for growth. In order for the Ricoh Group to achieve growth and development with a focus on these growth areas, it is essential that we boost our corporate competitiveness by creating new values for customers and improving managerial efficiency. Our effort will also continue in improving the management efficiency to enhance our profitability. Structural reform will streamline operational processes and improve the earnings from each project. Furthermore, we will more carefully select projects and concentrate resources to the selected projects to improve managerial efficiency.

The profit generated from such activities will be aggressively allocated to investments in growth areas and technologies to further increase profits and raise corporate value.

Our performance forecast for fiscal 2006 is as follows:
Exchange Rate Assumptions for the full year ended March 31, 2006
US$ 1 = Yen 105.00 (Yen 107.58 in previous fiscal year)
EURO 1 = Yen 130.00 (Yen 135.25 in previous fiscal year)

                                                               (Billions of yen)
--------------------------------------------------------------------------------
                                  Year ending          Year ended
                                 March 31, 2006      March 31, 2005
                                   (Forecast)          (Results)         Change
--------------------------------------------------------------------------------
  Domestic sales                       1,018.5               972.9          4.7%
  Overseas sales                         881.5               841.1          4.8%
Net sales                              1,900.0             1,814.1          4.7%
Gross profit                             815.0               754.5          8.0%
Operating income                         165.0               135.5         21.8%
Income before income taxes               161.0               135.3         18.9%
Net income                                97.0                83.1         16.7%
--------------------------------------------------------------------------------

* Ricoh bases the forecast estimates for the year ending March 31, 2006 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

CONSOLIDATED PERFORMANCE
1. CONSOLIDATED STATEMENTS OF INCOME

(Three months ended March 31, 2005 and 2004)                                                        (Millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                  Three months ended     Three months ended
                                                     March 31, 2005         March 31, 2004        Change         %
---------------------------------------------------------------------------------------------------------------------
Net sales                                                      494,306                471,252       23,054        4.9
Cost of sales                                                  295,712                279,512       16,200        5.8
    Percentage of net sales (%)                                   59.8                   59.3
Gross Profit                                                   198,594                191,740        6,854        3.6
    Percentage of net sales (%)                                   40.2                   40.7
Selling, general and administrative expenses                   159,555                155,203        4,352        2.8
    Percentage of net sales (%)                                   32.3                   32.9
Operating income                                                39,039                 36,537        2,502        6.8
    Percentage of net sales (%)                                    7.9                    7.8
Other (income) expense
  Interest and dividend income                                     809                    178          631      354.5
    Percentage of net sales (%)                                    0.2                    0.0
  Interest expense                                               1,092                  1,090            2        0.2
    Percentage of net sales (%)                                    0.2                    0.2
  Other, net                                                    -1,902                 -2,756          854      -31.0
    Percentage of net sales (%)                                   -0.3                   -0.5
Income before income taxes,
  equity income and minority interests                          40,658                 38,381        2,277        5.9
    Percentage of net sales (%)                                    8.2                    8.1
Provision for income taxes                                      14,355                 14,744         -389       -2.6
    Percentage of net sales (%)                                    2.9                    3.1
Minority interests in earnings of subsidiaries                   1,358                  1,334           24        1.8
    Percentage of net sales (%)                                    0.2                    0.2
Equity in earnings of affiliates                                   154                    161           -7       -4.3
    Percentage of net sales (%)                                    0.0                    0.0
Income before cumulative effect
  of accounting changes                                         25,099                 22,464        2,635       11.7
    Percentage of net sales (%)                                    5.1                    4.8
Cumulative effect of accounting change, net of tax                   -                  7,373       -7,373          -
    Percentage of net sales (%)                                      -                    1.5
Net income                                                      25,099                 29,837       -4,738      -15.9
    Percentage of net sales (%)                                    5.1                    6.3
---------------------------------------------------------------------------------------------------------------------
           Reference : Exchange rate
                     US$ 1                                  Yen 104.60             Yen 107.31
                    EURO 1                                  Yen 137.26             Yen 134.10

(Year ended March 31, 2005 and 2004)                                                                (Millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                        Year ended             Year ended
                                                      March 31, 2005         March 31, 2004       Change         %
---------------------------------------------------------------------------------------------------------------------
Net sales                                                    1,814,108              1,780,245       33,863        1.9
Cost of sales                                                1,059,531              1,014,619       44,912        4.4
    Percentage of net sales (%)                                   58.4                   57.0
Gross Profit                                                   754,577                765,626      -11,049       -1.4
    Percentage of net sales (%)                                   41.6                   43.0
Selling, general and administrative expenses                   619,071                615,620        3,451        0.6
    Percentage of net sales (%)                                   34.1                   34.6
Operating income                                               135,506                150,006      -14,500       -9.7
    Percentage of net sales (%)                                    7.5                    8.4
Other (income) expense
  Interest and dividend income                                   2,240                  1,925          315       16.4
    Percentage of net sales (%)                                    0.1                    0.1
  Interest expense                                               4,684                  5,290         -606      -11.5
    Percentage of net sales (%)                                    0.3                    0.3
  Other, net                                                    -2,321                  3,578       -5,899          -
    Percentage of net sales (%)                                   -0.2                    0.2
Income before income taxes,
  equity income and minority interests                         135,383                143,063       -7,680       -5.4
    Percentage of net sales (%)                                    7.5                    8.0
Provision for income taxes                                      50,634                 56,641       -6,007      -10.6
    Percentage of net sales (%)                                    2.8                    3.2
Minority interests in earnings of subsidiaries                   4,726                  4,094          632       15.4
    Percentage of net sales (%)                                    0.3                    0.2
Equity in earnings of affiliates                                 3,120                  2,065        1,055       51.1
    Percentage of net sales (%)                                    0.2                    0.1
Income before cumulative effect
  of accounting changes                                         83,143                 84,393       -1,250       -1.5
    Percentage of net sales (%)                                    4.6                    4.7
Cumulative effect of accounting change, net of tax                   -                  7,373       -7,373          -
    Percentage of net sales (%)                                      -                    0.5
Net income                                                      83,143                 91,766       -8,623       -9.4
    Percentage of net sales (%)                                    4.6                    5.2
---------------------------------------------------------------------------------------------------------------------
           Reference : Exchange rate
                     US$ 1                                  Yen 107.58             Yen 113.09
                    EURO 1                                  Yen 135.25             Yen 132.65

2-1. CONSOLIDATED SALES BY PRODUCT CATEGORY

(Three months ended March 31, 2005 and 2004)                                                        (Millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                  Three months ended     Three months ended
                                                     March 31, 2005         March 31, 2004        Change         %
---------------------------------------------------------------------------------------------------------------------
[Office Equipment]
Imaging Solutions:
  Digital Imaging Systems                                      142,583                153,230      -10,647       -6.9
    Percentage of net sales (%)                                   28.8                   32.5
  Other Imaging Systems                                         37,592                 46,217       -8,625      -18.7
    Percentage of net sales (%)                                    7.7                    9.8
Total Imaging Solutions                                        180,175                199,447      -19,272       -9.7
    Percentage of net sales (%)                                   36.5                   42.3
---------------------------------------------------------------------------------------------------------------------
Network Input/Output Systems:
  Printing Systems                                             184,704                151,191       33,513       22.2
    Percentage of net sales (%)                                   37.4                   32.1
  Other Input/Output Systems                                     4,486                  5,928       -1,442      -24.3
    Percentage of net sales (%)                                    0.9                    1.2
Total Network Input/Output Systems                             189,190                157,119       32,071       20.4
    Percentage of net sales (%)                                   38.3                   33.3
---------------------------------------------------------------------------------------------------------------------
Network System Solutions                                        63,326                 56,967        6,359       11.2
    Percentage of net sales (%)                                   12.7                   12.2
---------------------------------------------------------------------------------------------------------------------
Office Equipment Total                                         432,691                413,533       19,158        4.6
    Percentage of net sales (%)                                   87.5                   87.8
---------------------------------------------------------------------------------------------------------------------
[Other Businesses]
Other Businesses                                                61,615                 57,719        3,896        6.7
    Percentage of net sales (%)                                   12.5                   12.2
---------------------------------------------------------------------------------------------------------------------
Grand Total                                                    494,306                471,252       23,054        4.9
    Percentage of net sales (%)                                  100.0                  100.0
---------------------------------------------------------------------------------------------------------------------
             Reference : Exchange rate
                       US$ 1                                Yen 104.60             Yen 107.31
                       EURO 1                               Yen 137.26             Yen 134.10

(Year ended March 31, 2005 and 2004)                                                                (Millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                        Year ended             Year ended
                                                      March 31, 2005         March 31, 2004       Change         %
---------------------------------------------------------------------------------------------------------------------
[Office Equipment]
Imaging Solutions:
  Digital Imaging Systems                                      559,023                606,270      -47,247       -7.8
    Percentage of net sales (%)                                   30.8                   34.1
  Other Imaging Systems                                        156,074                197,304      -41,230      -20.9
    Percentage of net sales (%)                                    8.6                   11.0
Total Imaging Solutions                                        715,097                803,574      -88,477      -11.0
    Percentage of net sales (%)                                   39.4                   45.1
---------------------------------------------------------------------------------------------------------------------
Network Input/Output Systems:
  Printing Systems                                             655,328                509,212      146,116       28.7
    Percentage of net sales (%)                                   36.1                   28.6
  Other Input/Output Systems                                    15,508                 49,025      -33,517      -68.4
    Percentage of net sales (%)                                    0.9                    2.8
Total Network Input/Output Systems                             670,836                558,237      112,599       20.2
    Percentage of net sales (%)                                   37.0                   31.4
---------------------------------------------------------------------------------------------------------------------
Network System Solutions                                       205,895                195,822       10,073        5.1
    Percentage of net sales (%)                                   11.3                   11.0
---------------------------------------------------------------------------------------------------------------------
Office Equipment Total                                       1,591,828              1,557,633       34,195        2.2
    Percentage of net sales (%)                                   87.7                   87.5
---------------------------------------------------------------------------------------------------------------------
[Other Businesses]
Other Businesses                                               222,280                222,612         -332       -0.1
    Percentage of net sales (%)                                   12.3                   12.5
---------------------------------------------------------------------------------------------------------------------
Grand Total                                                  1,814,108              1,780,245       33,863        1.9
    Percentage of net sales (%)                                  100.0                  100.0
---------------------------------------------------------------------------------------------------------------------
             Reference : Exchange rate
                       US$ 1                                Yen 107.58             Yen 113.09
                       EURO 1                               Yen 135.25             Yen 132.65

Each category includes the following product line:
Digital Imaging Systems         Digital PPCs, color PPCs, digital duplicators
                                and facsimile machines
Other Imaging Systems           Analog PPCs, diazo copiers, and thermal paper
Printing Systems                MFPs(multifunctional printers), laser printers
                                and software
Other Input/Output Systems      Optical discs and system scanners
Network System Solutions        Personal computers, PC servers, network systems
                                and network related software
Other Businesses                Optical equipments, metering equipments and
                                semiconductors

2-2. CONSOLIDATED SALES BY GEOGRAPHIC AREA

(Three months ended March 31, 2005 and 2004)                                                        (Millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                  Three months ended     Three months ended
                                                     March 31, 2005         March 31, 2004        Change         %
---------------------------------------------------------------------------------------------------------------------
[Domestic]                                                     272,478                252,516       19,962        7.9
    Percentage of net sales (%)                                   55.1                   53.6
[Overseas]                                                     221,828                218,736        3,092        1.4
    Percentage of net sales (%)                                   44.9                   46.4
      The Americas                                              86,021                 82,783        3,238        3.9
        Percentage of net sales (%)                               17.4                   17.6
      Europe                                                   108,309                106,019        2,290        2.2
        Percentage of net sales (%)                               21.9                   22.5
      Other                                                     27,498                 29,934       -2,436       -8.1
        Percentage of net sales (%)                                5.6                    6.3
Grand Total                                                    494,306                471,252       23,054        4.9
    Percentage of net sales (%)                                  100.0                  100.0
---------------------------------------------------------------------------------------------------------------------
             Reference : Exchange rate
                       US$ 1                                Yen 104.60             Yen 107.31
                       EURO 1                               Yen 137.26             Yen 134.10

(Year ended March 31, 2005 and 2004)                                                                 (Millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                        Year ended             Year ended
                                                      March 31, 2005         March 31, 2004       Change         %
---------------------------------------------------------------------------------------------------------------------
[Domestic]                                                     972,975                914,060       58,915        6.4
    Percentage of net sales (%)                                   53.6                   51.3
[Overseas]                                                     841,133                866,185      -25,052       -2.9
    Percentage of net sales (%)                                   46.4                   48.7
      The Americas                                             325,597                326,380         -783       -0.2
        Percentage of net sales (%)                               17.9                   18.3
      Europe                                                   408,906                402,392        6,514        1.6
        Percentage of net sales (%)                               22.5                   22.6
      Other                                                    106,630                137,413      -30,783      -22.4
        Percentage of net sales (%)                                6.0                    7.8
Grand Total                                                  1,814,108              1,780,245       33,863        1.9
    Percentage of net sales (%)                                  100.0                  100.0
---------------------------------------------------------------------------------------------------------------------
             Reference : Exchange rate
                       US$ 1                                Yen 107.58             Yen 113.09
                       EURO 1                               Yen 135.25             Yen 132.65

3. CONSOLIDATED BALANCE SHEETS

(March 31, 2005 and 2004)
Assets                                                                                          (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                              March 31, 2005    March 31, 2004         Change
-----------------------------------------------------------------------------------------------------------------
Current Assets
    Cash and time deposits                                           188,311           204,001            -15,690
    Trade receivables                                                620,568           576,366             44,202
    Marketable securities                                                138            45,124            -44,986
    Inventories                                                      167,365           145,369             21,996
    Other current assets                                              53,365            55,079             -1,714
Total Current Assets                                               1,029,747         1,025,939              3,808
Fixed Assets
    Tangible fixed assets                                            247,410           238,712              8,698
    Finance receivable                                               391,947           359,925             32,022
    Other Investments                                                284,565           228,217             56,348
Total Fixed Assets                                                   923,922           826,854             97,068
-----------------------------------------------------------------------------------------------------------------
Total Assets                                                       1,953,669         1,852,793            100,876
-----------------------------------------------------------------------------------------------------------------
Note:
Contents of cash and time deposits:
    Cash and cash equivalents                                        186,857           203,039
    Time deposits                                                      1,454               962

Liabilities and Shareholders' Investment                                                        (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                              March 31, 2005    March 31, 2004         Change
-----------------------------------------------------------------------------------------------------------------
Current Liabilities
    Trade payables                                                   336,499           297,672             38,827
    Short-term borrowings                                            183,518           151,162             32,356
    Other current liabilities                                        151,497           158,594             -7,097
Total Current Liabilities                                            671,514           607,428             64,086
Fixed Liabilities
    Long-term indebtedness                                           226,567           281,570            -55,003
    Accrued pension and severance costs                               92,672            83,492              9,180
    Other fixed liabilities                                           48,767            36,295             12,472
Total Fixed Liabilities                                              368,006           401,357            -33,351
-----------------------------------------------------------------------------------------------------------------
Total Liabilities                                                  1,039,520         1,008,785             30,735
-----------------------------------------------------------------------------------------------------------------
Minority Interest                                                     51,151            48,877              2,274
-----------------------------------------------------------------------------------------------------------------
Shareholders' Investment
    Common stock                                                     135,364           135,364                  -
    Additional paid-in capital                                       186,551           186,599                -48
    Retained earnings                                                584,515           515,372             69,143
    Accumulated other comprehensive income (loss)                    -21,963           -30,272              8,309
    Treasury stock                                                   -21,469           -11,932             -9,537
Total Shareholders' Investment                                       862,998           795,131             67,867
-----------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Investment                     1,953,669         1,852,793            100,876
-----------------------------------------------------------------------------------------------------------------
Note: Other comprehensive income;
    Net unrealized holding gains on available-for-sale securities      4,791             4,026                765
    Pension liability adjustments                                    -14,652           -14,863                211
    Net unrealized gains (losses) on derivative instruments              117               -24                141
    Cumulative translation adjustments                               -12,219           -19,411              7,192

                  Reference: Exchange rate                    March 31, 2005   March 31, 2004
                           US$ 1                                Yen 107.39       Yen 105.69
                           EURO 1                               Yen 138.87       Yen 128.88

4. RETAINED EARNINGS

(Year ended March 31, 2005 and 2004)                                                            (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                                                 Year ended        Year ended
                                                                               March 31, 2005    March 31, 2004
-----------------------------------------------------------------------------------------------------------------
Retained earnings (beginning balance)                                                  515,372            434,748
Adjustment for change of fiscal period on consolidated subsidiaries                        777                  -
Net income                                                                              83,143             91,766
Cash dividends                                                                          14,777             11,142
Retained earnings (ending balance)                                                     584,515            515,372
-----------------------------------------------------------------------------------------------------------------

5. CONSOLIDATED STATEMENTS OF CASH FLOWS

(Year ended March 31, 2005 and 2004)                                                          (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                                               Year ended         Year ended
                                                                             March 31, 2005     March 31, 2004
---------------------------------------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
  1. Net income                                                                      83,143              91,766
  2. Adjustments to reconcile net income to net cash
     provided by operating activities--
      Depreciation and amortization                                                  78,201              76,968
      Equity in earnings of affiliates, net of dividends received                    -1,966              -1,001
      Deferred income taxes                                                          11,353               3,338
      Loss on disposal and sales of tangible fixed assets                             4,056               2,035
      Cumulative effect of accounting change                                              -              -7,373
      Changes in assets and liabilities--
        Increase in trade receivables                                               -26,429             -11,367
        Increase in inventories                                                     -12,885              -4,317
        Increase in finance receivables                                             -30,294             -32,650
        Increase in trade payables                                                   27,276              21,316
        Decrease in accrued income taxes and
          accrued expenses and other                                                -13,719              -5,913
        Retirement benefit obligation, net                                            4,307                -609
      Other, net                                                                      9,737              22,718
---------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                                         132,780             154,911
---------------------------------------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:
  1. Proceeds from sales of property, plant and equipment                               721                 190
  2. Expenditures for tangible fixed assets                                         -84,076             -75,432
  3. Payments for purchases of available-for-sale securities                        -79,431             -35,518
  4. Proceeds from sales of available-for-sale securities                           118,120              45,464
  5. (Increase) decrease in time deposits                                              -511               9,915
  6. Acquisition of new subsidiaries, net of cash acquired                          -43,214                   -
  7. Other, net                                                                      -7,807              -8,002
---------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                                             -96,198             -63,383
---------------------------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:
  1. Proceeds from long-term indebtedness                                            72,206              13,349
  2. Repayment of long-term indebtedness                                            -60,613             -31,509
  3. Decrease in short-term borrowings, net                                         -38,052             -10,728
  4. Proceeds from issuance of long-term debt securities                             18,000               1,000
  5. Repayment of long-term debt securities                                         -22,000             -23,910
  6. Dividends paid                                                                 -14,793             -11,136
  7. Payment for purchase of treasury stock                                         -10,624             -11,411
  8. Other, net                                                                        -563                -490
---------------------------------------------------------------------------------------------------------------
  Net cash used in financing activities                                             -56,439             -74,835
---------------------------------------------------------------------------------------------------------------
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents                      1,200              -2,897
---------------------------------------------------------------------------------------------------------------
V. Net Increase (Decrease) in Cash and Cash Equivalents                             -18,657              13,796
---------------------------------------------------------------------------------------------------------------
VI. Cash and Cash Equivalents at Beginning of Year                                  203,039             189,243
VII. Adjustment for Change of Fiscal Period on Consolidated Subsidiaries              2,475                   -
---------------------------------------------------------------------------------------------------------------
VIII. Cash and Cash Equivalents at End of Period                                    186,857             203,039
---------------------------------------------------------------------------------------------------------------

6. SEGMENT INFORMATION
(1) Industry Segment Information

(Three months ended March 31, 2005 and 2004)                                                             (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                                      Three months ended    Three months ended
                                                        March 31, 2005         March 31, 2004          Change         %
--------------------------------------------------------------------------------------------------------------------------
OFFICE EQUIPMENT:
  Net sales:
      Unaffiliated customers                                     432,691               413,533           19,158        4.6
      Intersegment                                                     -                     -                -          -
      Total                                                      432,691               413,533           19,158        4.6
--------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                             377,706               361,866           15,840        4.4
--------------------------------------------------------------------------------------------------------------------------
  Operating income                                                54,985                51,667            3,318        6.4
        Operating income on office equipment sales(%)               12.7                  12.5
--------------------------------------------------------------------------------------------------------------------------
OTHER BUSINESSES:
  Net sales:
      Unaffiliated customers                                      61,615                57,719            3,896        6.7
      Intersegment                                                   644                   722              -78      -10.8
      Total                                                       62,259                58,441            3,818        6.5
--------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                              63,075                57,752            5,323        9.2
--------------------------------------------------------------------------------------------------------------------------
  Operating income                                                  -816                   689           -1,505          -
        Operating income on sales in other
         businesses (%)                                             -1.3                   1.2
--------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
      Intersegment                                                  -644                  -722               78          -
      Total                                                         -644                  -722               78          -
--------------------------------------------------------------------------------------------------------------------------
  Operating expenses:
      Intersegment                                                  -615                  -730              115          -
      Corporate                                                   15,101                15,827             -726          -
      Total                                                       14,486                15,097             -611          -
--------------------------------------------------------------------------------------------------------------------------
  Operating income                                               -15,130               -15,819              689          -
--------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
      Unaffiliated customers                                     494,306               471,252           23,054        4.9
      Intersegment                                                     -                     -                -          -
      Total                                                      494,306               471,252           23,054        4.9
--------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                             455,267               434,715           20,552        4.7
--------------------------------------------------------------------------------------------------------------------------
  Operating income                                                39,039                36,537            2,502        6.8
        Operating income on consolidated net sales(%)                7.9                   7.8
--------------------------------------------------------------------------------------------------------------------------

Identifiable assets:                                                                                     (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                                          March 31, 2005        March 31, 2004          Change        %
--------------------------------------------------------------------------------------------------------------------------
    Office Equipment                                           1,391,483             1,220,747          170,736       14.0
    Other Businesses                                             164,337               182,532          -18,195      -10.0
    Elimination                                                  -10,174                -8,047           -2,127       26.4
    Corporate assets                                             408,023               457,561          -49,538      -10.8
--------------------------------------------------------------------------------------------------------------------------
Total                                                          1,953,669             1,852,793          100,876        5.4
--------------------------------------------------------------------------------------------------------------------------

Capital expenditures:                                                                                    (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                                      Three months ended    Three months ended
                                                        March 31, 2005         March 31, 2004          Change         %
--------------------------------------------------------------------------------------------------------------------------
    Office Equipment                                              22,330                20,423            1,907        9.3
    Other Businesses                                               2,894                 2,444              450       18.4
    Corporate                                                        740                   752              -12       -1.6
--------------------------------------------------------------------------------------------------------------------------
Total                                                             25,964                23,619            2,345        9.9
--------------------------------------------------------------------------------------------------------------------------

Depreciation:                                                                                            (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                                      Three months ended    Three months ended
                                                        March 31, 2005         March 31, 2004          Change         %
--------------------------------------------------------------------------------------------------------------------------
    Office Equipment                                              15,082                14,497              585        4.0
    Other Businesses                                               2,640                 2,250              390       17.3
    Corporate                                                      1,050                   535              515       96.3
--------------------------------------------------------------------------------------------------------------------------
Total                                                             18,772                17,282            1,490        8.6
--------------------------------------------------------------------------------------------------------------------------

(Year ended March 31, 2005 and 2004)                                                                     (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                                            Year ended            Year ended
                                                          March 31, 2005        March 31, 2004         Change         %
--------------------------------------------------------------------------------------------------------------------------
OFFICE EQUIPMENT:
  Net sales:
      Unaffiliated customers                                   1,591,828             1,557,633           34,195        2.2
      Intersegment                                                     -                     -                -          -
      Total                                                    1,591,828             1,557,633           34,195        2.2
--------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                           1,400,121             1,353,304           46,817        3.5
--------------------------------------------------------------------------------------------------------------------------
  Operating income                                               191,707               204,329          -12,622       -6.2
        Operating income on office equipment sales(%)               12.0                  13.1
--------------------------------------------------------------------------------------------------------------------------
OTHER BUSINESSES:
  Net sales:
      Unaffiliated customers                                     222,280               222,612             -332       -0.1
      Intersegment                                                 2,506                 2,462               44        1.8
      Total                                                      224,786               225,074             -288       -0.1
--------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                             224,241               220,391            3,850        1.7
--------------------------------------------------------------------------------------------------------------------------
  Operating income                                                   545                 4,683           -4,138      -88.4
        Operating income on sales in other
         businesses (%)                                              0.2                   2.1
--------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
      Intersegment                                                -2,506                -2,462              -44          -
      Total                                                       -2,506                -2,462              -44          -
--------------------------------------------------------------------------------------------------------------------------
  Operating expenses:
      Intersegment                                                -2,475                -2,494               19          -
      Corporate                                                   56,715                59,038           -2,323          -
      Total                                                       54,240                56,544           -2,304          -
--------------------------------------------------------------------------------------------------------------------------
  Operating income                                               -56,746               -59,006            2,260          -
--------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
      Unaffiliated customers                                   1,814,108             1,780,245           33,863        1.9
      Intersegment                                                     -                     -                -          -
      Total                                                    1,814,108             1,780,245           33,863        1.9
--------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                           1,678,602             1,630,239           48,363        3.0
--------------------------------------------------------------------------------------------------------------------------
  Operating income                                               135,506               150,006          -14,500       -9.7
        Operating income on consolidated net sales(%)                7.5                   8.4
--------------------------------------------------------------------------------------------------------------------------

Identifiable assets:                                                                                     (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                                          March 31, 2005        March 31, 2004         Change         %
--------------------------------------------------------------------------------------------------------------------------
    Office Equipment                                           1,391,483             1,220,747          170,736       14.0
    Other Businesses                                             164,337               182,532          -18,195      -10.0
    Elimination                                                  -10,174                -8,047           -2,127       26.4
    Corporate assets                                             408,023               457,561          -49,538      -10.8
--------------------------------------------------------------------------------------------------------------------------
Total                                                          1,953,669             1,852,793          100,876       5.4
--------------------------------------------------------------------------------------------------------------------------

Capital expenditures:                                                                                    (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                                            Year ended            Year ended
                                                          March 31, 2005        March 31, 2004         Change        %
--------------------------------------------------------------------------------------------------------------------------
    Office Equipment                                              72,923                65,366            7,557       11.6
    Other Businesses                                               9,675                 8,712              963       11.1
    Corporate                                                      2,103                 1,429              674       47.2
--------------------------------------------------------------------------------------------------------------------------
Total                                                             84,701                75,507            9,194       12.2
--------------------------------------------------------------------------------------------------------------------------

Depreciation:                                                                                            (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                                            Year ended            Year ended
                                                          March 31, 2005        March 31, 2004         Change        %
--------------------------------------------------------------------------------------------------------------------------
    Office Equipment                                              57,020                57,956             -936       -1.6
    Other Businesses                                               6,504                 7,774           -1,270      -16.3
    Corporate                                                      3,272                 1,954            1,318       67.5
--------------------------------------------------------------------------------------------------------------------------
Total                                                             66,796                67,684             -888       -1.3
--------------------------------------------------------------------------------------------------------------------------

(2) Geographic Segment Information

(Three months ended March 31, 2005 and 2004)                                                             (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                                      Three months ended    Three months ended
                                                        March 31, 2005         March 31, 2004          Change        %
--------------------------------------------------------------------------------------------------------------------------
JAPAN:
  Net sales:
      External customers                                         277,023               258,807           18,216        7.0
      Intersegment                                                97,677                83,638           14,039       16.8
      Total                                                      374,700               342,445           32,255        9.4
--------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                             355,371               322,424           32,947       10.2
--------------------------------------------------------------------------------------------------------------------------
  Operating income                                                19,329                20,021             -692       -3.5
        Operating income on sales in Japan(%)                        5.2                   5.8
--------------------------------------------------------------------------------------------------------------------------
THE AMERICAS:
  Net sales:
      External customers                                          85,645                81,216            4,429        5.5
      Intersegment                                                 1,345                 1,385              -40       -2.9
      Total                                                       86,990                82,601            4,389        5.3
--------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                              80,940                74,417            6,523        8.8
--------------------------------------------------------------------------------------------------------------------------
  Operating income                                                 6,050                 8,184           -2,134      -26.1
        Operating income on sales in the Americas(%)                 7.0                   9.9
--------------------------------------------------------------------------------------------------------------------------
EUROPE:
  Net sales:
      External customers                                         110,307               105,222            5,085        4.8
      Intersegment                                                   774                   963             -189      -19.6
      Total                                                      111,081               106,185            4,896        4.6
--------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                             102,883                99,566            3,317        3.3
--------------------------------------------------------------------------------------------------------------------------
  Operating income                                                 8,198                 6,619            1,579       23.9
        Operating income on sales in Europe(%)                       7.4                   6.2
--------------------------------------------------------------------------------------------------------------------------
OTHER:
  Net sales:
      External customers                                          21,331                26,007           -4,676      -18.0
      Intersegment                                                24,328                21,921            2,407       11.0
      Total                                                       45,659                47,928           -2,269       -4.7
--------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                              42,329                44,645           -2,316       -5.2
--------------------------------------------------------------------------------------------------------------------------
  Operating income                                                 3,330                 3,283               47        1.4
        Operating income on sales in other(%)                        7.3                   6.8
--------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
      Intersegment                                              -124,124              -107,907          -16,217          -
      Total                                                     -124,124              -107,907          -16,217          -
--------------------------------------------------------------------------------------------------------------------------
  Operating expenses:                                           -126,256              -106,337          -19,919          -
--------------------------------------------------------------------------------------------------------------------------
  Operating income                                                 2,132                -1,570            3,702          -
--------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
      External customers                                         494,306               471,252           23,054        4.9
      Intersegment                                                     -                     -                -          -
      Total                                                      494,306               471,252           23,054        4.9
--------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                             455,267               434,715           20,552        4.7
--------------------------------------------------------------------------------------------------------------------------
  Operating income                                                39,039                36,537            2,502        6.8
        Operating income on consolidated net sales(%    )            7.9                   7.8
--------------------------------------------------------------------------------------------------------------------------

Identifiable assets:                                                                                     (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                                          March 31, 2005        March 31, 2004         Change         %
--------------------------------------------------------------------------------------------------------------------------
    Japan                                                      1,187,190             1,071,297          115,893       10.8
    The Americas                                                 206,979               188,644           18,335        9.7
    Europe                                                       228,568               188,184           40,384       21.5
    Other                                                         66,319                63,701            2,618        4.1
    Elimination                                                 -143,410              -116,594          -26,816       23.0
    Corporate assets                                             408,023               457,561          -49,538      -10.8
--------------------------------------------------------------------------------------------------------------------------
Total                                                          1,953,669             1,852,793          100,876        5.4
--------------------------------------------------------------------------------------------------------------------------

(Year ended March 31, 2005 and 2004)                                                                     (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                                            Year ended            Year ended
                                                          March 31, 2005        March 31, 2004         Change         %
--------------------------------------------------------------------------------------------------------------------------
JAPAN:
  Net sales:
      External customers                                         994,499               962,127           32,372        3.4
      Intersegment                                               392,216               351,070           41,146       11.7
      Total                                                    1,386,715             1,313,197           73,518        5.6
--------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                           1,298,640             1,215,875           82,765        6.8
--------------------------------------------------------------------------------------------------------------------------
  Operating income                                                88,075                97,322           -9,247       -9.5
        Operating income on sales in Japan(%)                        6.4                   7.4
--------------------------------------------------------------------------------------------------------------------------
THE AMERICAS:
  Net sales:
      External customers                                         322,975               315,504            7,471        2.4
      Intersegment                                                 7,486                 5,249            2,237       42.6
      Total                                                      330,461               320,753            9,708        3.0
--------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                             316,651               305,284           11,367        3.7
--------------------------------------------------------------------------------------------------------------------------
  Operating income                                                13,810                15,469           -1,659      -10.7
        Operating income on sales in the Americas(%)                 4.2                   4.8
--------------------------------------------------------------------------------------------------------------------------
EUROPE:
  Net sales:
      External customers                                         412,333               400,646           11,687        2.9
      Intersegment                                                 3,310                 3,770             -460      -12.2
      Total                                                      415,643               404,416           11,227        2.8
--------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                             391,271               382,383            8,888        2.3
--------------------------------------------------------------------------------------------------------------------------
  Operating income                                                24,372                22,033            2,339       10.6
        Operating income on sales in Europe(%)                       5.9                   5.4
--------------------------------------------------------------------------------------------------------------------------
OTHER:
  Net sales:
      External customers                                          84,301               101,968          -17,667      -17.3
      Intersegment                                                89,647                91,373           -1,726       -1.9
      Total                                                      173,948               193,341          -19,393      -10.0
--------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                             162,042               182,870          -20,828      -11.4
--------------------------------------------------------------------------------------------------------------------------
  Operating income                                                11,906                10,471            1,435       13.7
        Operating income on sales in other(%)                        6.8                   5.4
--------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
      Intersegment                                              -492,659              -451,462          -41,197          -
      Total                                                     -492,659              -451,462          -41,197          -
--------------------------------------------------------------------------------------------------------------------------
  Operating expenses:                                           -490,002              -456,173          -33,829          -
--------------------------------------------------------------------------------------------------------------------------
  Operating income                                                -2,657                 4,711           -7,368          -
--------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
      External customers                                       1,814,108             1,780,245           33,863        1.9
      Intersegment                                                     -                     -                -          -
      Total                                                    1,814,108             1,780,245           33,863        1.9
--------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                           1,678,602             1,630,239           48,363        3.0
--------------------------------------------------------------------------------------------------------------------------
  Operating income                                               135,506               150,006          -14,500       -9.7
        Operating income on consolidated net sales(%)                7.5                   8.4
--------------------------------------------------------------------------------------------------------------------------

Identifiable assets:                                                                                     (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                                          March 31, 2005        March 31, 2004         Change         %
--------------------------------------------------------------------------------------------------------------------------
    Japan                                                      1,187,190             1,071,297          115,893       10.8
    The Americas                                                 206,979               188,644           18,335        9.7
    Europe                                                       228,568               188,184           40,384       21.5
    Other                                                         66,319                63,701            2,618        4.1
    Elimination                                                 -143,410              -116,594          -26,816       23.0
    Corporate assets                                             408,023               457,561          -49,538      -10.8
--------------------------------------------------------------------------------------------------------------------------
Total                                                          1,953,669             1,852,793          100,876        5.4
--------------------------------------------------------------------------------------------------------------------------

7. SIGNIFICANT ACCOUNTING POLICIES (CONSOLIDATED)

1. CHANGE RELATING TO THE SCALE OF CONSOLIDATION AND THE APPLICATION OF THE EQUITY METHOD FROM APRIL 1, 2004 TO MARCH 31, 2005.

Consolidated subsidiaries:
15 additions including Ricoh Printing Systems, Ltd. and Shanghai Ricoh Digital Equipment Co., Ltd.
51 removals including Hanimex Australasia Pty Ltd.

Companies accounted for by the equity method:
6 additions including Triangle Spirit Corporation
4 removals including Shanghai Ricoh Digital Equipment Co., Ltd.

2. CONSOLIDATED ACCOUNTING POLICIES (SUMMARY)
(1) Principles of Consolidation
The consolidated financial statements include the accounts of Ricoh and its consolidated subsidiaries. Investments in 20% to 50% owned companies when the company has the ability to exercise significant influence are accounted for on the equity basis. All significant inter-company balances and transactions have been eliminated in consolidation.

Certain overseas subsidiaries of the company changed their fiscal year end from December 31 to March 31, at the beginning of fiscal 2005. As a result, retained earnings increased by Yen 777 million and other comprehensive income (loss) decreased by Yen 1,665 million.

(2) Securities
In conformity with SFAS No.115, securities are mainly classified as available-for-sale securities. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income (loss).

The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

In March 2000, the Company contributed certain marketable equity securities, not including those of its subsidiaries and affiliated companies, to its employee retirement benefit trust (the "Trust") fully administered and controlled by an independent bank trustee, with no cash proceeds thereon (the "2000 Transfer"). The 2000 Transfer of the available-for-sale securities was accounted for as a sale in accordance with SFAS No.125, "Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities" and accordingly the recorded pension liability was reduced by the fair market value amount of the transferred securities. The fair value of these securities at the time of transfer was Yen 20,760 million. The net unrealized gains on these available-for-sale securities amounting to Yen 13,095 million and was initially included in "Accumulated other comprehensive income (loss)" on the consolidated balance sheets with the expectation of being reflected in realized gains in the statements of income upon the future sale of the transferred securities by the trustee.

In March 2004, the Company contributed certain additional marketable equity securities, not including those of its subsidiaries and affiliated companies to the Trust, with no cash proceeds thereon (the "2004 Transfer"). The fair value and net unrealized gains on these available-for-sale securities at the time of transfer was Yen 3,648 million and Yen 2,691 million, respectively.

In connection with the 2004 Transfer, the Company has changed its accounting policy with respect to the recognition of unrealized gains and losses as realized in the statements of income on transfers of such marketable equity securities. The Company has concluded that it is preferable to recognize in the statements of income unrealized gains or losses associated with marketable equity securities transferred to the Trust when the Company has effectively given up the economic rewards of ownership, that is, when the assets are no longer considered corporate assets and when the Trust has the irrevocable and unrestricted right to realize those benefits as and when it chooses. This generally occurs at the time the assets are transferred to the Trust and not upon future sale of the assets by the trustee provided.

Accordingly, the Company has recognized realized gains in the consolidated statement of income on the transfer of marketable equity securities to the Trust for fiscal 2004 of Yen 2,691 million. In addition, the Company has recognized in its fiscal 2004 consolidated statement of income a cumulative effect of accounting change, net of tax, of Yen 7,373 million associated with the 2000 Transfer.

(3) Inventories
Inventories are mainly stated at the lower of average cost or market. Inventory costs include raw materials, labor and manufacturing overheads.

(4) Plant and Equipment
Depreciation of plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation. Certain leased buildings, machinery and equipment are accounted for as capital leases in conformity with SFAS No. 13, "Accounting for Leases."

(5) Goodwill and Other Intangible Assets
In conformity with SFAS No.142, Goodwill and intangible asset determined to have an indefinite useful life are not amortized. SFAS No. 142 requires annual impairment testing thereof.

(6) Pension and Retirement Allowances Plans
The measurement of pension costs and liabilities is determined in accordance with SFAS No.87, "Employers' Accounting for Pensions." Under SFAS 87, changes in the amount of either the projected benefit obligation or plan assets resulting from actual results different from that assumed and from changes in assumptions can result in gains and losses not yet recognized in the consolidated financial statements. Amortization of an unrecognized net gain or loss is included as a component of the net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation or
(2) the fair value of that plan's assets. In such case, the amount of amortization recognized is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan. The expected long-term rate of return on plan assets used for pension accounting is determined based on the historical long-term rate of return on plan assets. The discount rate is determined based on the rates of return of high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits.

Pursuant to the newly enacted Defined Payment Corporate Pension Act, Ricoh received an approval of exemption from the Minister of Health, Labor and Welfare, effective January 1, 2003, from the obligation for benefits related to future employee service with respect to the substitutional portion of its EPF. Ricoh received government approval of exemption from the obligation for benefits related to past employee service in January 2004 with respect to the substitutional portion of its domestic contributory plan. The transfer to the government was completed on March 16, 2004.

Ricoh accounted for the transfer in accordance with Emerging Issues Task Force Issue No. 03-2 "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities ("EITF 03-2")". As specified in EITF 03-2, the entire separation process is to be accounted for at the time of completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as a settlement in accordance with Statement of Financial Accounting Standards No. 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits". As a result of the transfer, Ricoh recognized net settlement gain of Yen 8,315 million for the year ended March 31, 2004 and is presented net in operating expense.

(7) Use of Estimates
Management of the Company has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, including impairment losses of long-lived assets and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(8) Reclassification to Prior Years' Consolidated Financial Statements
The accompanying consolidated balance sheet for the year ended March 31, 2004, reflects the reclassification of finance receivables expected to be collected within one year from the balance sheet date, or the current portion, previously included in investments and other assets to current assets to conform with the presentation used for the year ended March 31, 2005. The effect of this reclassification was to increase total current assets by Yen 154,122 million from Yen 871,817 million to Yen 1,025,939 million at March 31, 2004.

8. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) FAIR VALUE OF MARKETABLE SECURITIES
The securities and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of March 31, 2005 and March 31, 2004 are as follows:

                                                                                               (Millions of yen)
----------------------------------------------------------------------------------------------------------------
                                                    March 31, 2005
----------------------------------------------------------------------------------------------------------------
                                                              Gross            Gross
                                                           unrealized       unrealized
                                                  Cost    holding gains   holding losses         Fair value
----------------------------------------------------------------------------------------------------------------
Current:
    Corporate debt securities                        137              -                  -                   137
    Other                                              1              -                  -                     1
----------------------------------------------------------------------------------------------------------------
                                                     138              -                  -                   138
----------------------------------------------------------------------------------------------------------------
Noncurrent:
    Equity securities                              7,479          9,021                 49                16,451
    Corporate debt securities                      6,000             45                  -                 6,045
    Other                                          1,229            480                  -                 1,709
    Nonmarketable securities (at cost)             6,949              -                  -                 6,949
----------------------------------------------------------------------------------------------------------------
                                                  21,657          9,546                 49                31,154
----------------------------------------------------------------------------------------------------------------

                                                                                               (Millions of yen)
----------------------------------------------------------------------------------------------------------------
                                                    March 31, 2004
----------------------------------------------------------------------------------------------------------------
                                                              Gross            Gross
                                                           unrealized       unrealized
                                                  Cost    holding gains   holding losses         Fair value
----------------------------------------------------------------------------------------------------------------
Current:
    Corporate debt securities                     45,139              6                 22                45,123
    Other                                              1              -                  -                     1
----------------------------------------------------------------------------------------------------------------
                                                  45,140              6                 22                45,124
----------------------------------------------------------------------------------------------------------------
Noncurrent:
    Equity securities                              5,053          8,080                 33                13,100
    Other                                          1,174            492                  -                 1,666
    Nonmarketable securities (at cost)             7,105              -                  -                 7,105
----------------------------------------------------------------------------------------------------------------
                                                  13,332          8,572                 33                21,871
----------------------------------------------------------------------------------------------------------------

(2) DERIVATIVES
The Company and certain of its subsidiaries enter into various financial instrument contracts in the normal course of business and in connection with the management of their assets and liabilities. The outstanding agreements, carrying amount and estimated fair value of derivative financial instruments as of March 31, 2005, and March 31, 2004 are as follows:

                                                                                               (Millions of yen)
----------------------------------------------------------------------------------------------------------------
                                                 March 31, 2005
----------------------------------------------------------------------------------------------------------------
                                                                             Carrying            Estimated
                                                                              amount             Fair value
----------------------------------------------------------------------------------------------------------------
Interest rate swap agreements, net                                                   1,683                 1,683
Foreign currency contracts-net credit                                                  181                   181
Currency options-net credit                                                           -813                  -813
----------------------------------------------------------------------------------------------------------------
Total                                                                                1,051                 1,051
----------------------------------------------------------------------------------------------------------------

                                                                                               (Millions of yen)
----------------------------------------------------------------------------------------------------------------
                                                 March 31, 2004
----------------------------------------------------------------------------------------------------------------
                                                                             Carrying            Estimated
                                                                              amount             Fair value
----------------------------------------------------------------------------------------------------------------
Interest rate swap agreements, net                                                   2,266                 2,266
Foreign currency contracts-net credit                                                1,876                 1,876
Currency options                                                                      -145                  -145
----------------------------------------------------------------------------------------------------------------
Total                                                                                3,997                 3,997
----------------------------------------------------------------------------------------------------------------

(3) TRANSACTIONS OF RICOH WITH AFFILIATES                                                      (Millions of yen)
----------------------------------------------------------------------------------------------------------------
                                                                            March 31, 2005        March 31, 2004
----------------------------------------------------------------------------------------------------------------
Account balances:
    Receivables                                                                      3,416                 3,530
    Payables                                                                         2,964                 2,217
----------------------------------------------------------------------------------------------------------------

                                                                                               (Millions of yen)
----------------------------------------------------------------------------------------------------------------
                                                                            Year ended           Year ended
                                                                          March 31, 2005       March 31, 2004
----------------------------------------------------------------------------------------------------------------
Transactions:
    Sales                                                                           19,365                19,534
    Purchases                                                                       27,286                18,714
    Dividend income                                                                  1,154                 1,064
----------------------------------------------------------------------------------------------------------------

-APPENDIX- (Year ended March 31, 2005)

1. CONSOLIDATED QUARTERLY PERFORMANCE OUTLINE

                                                                                                                  (Billions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                 1Q     Change(%)    2Q     Change(%)     3Q     Change(%)      4Q       Change(%)
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                                         436.5      -0.2     439.4       -2.5     443.7        5.4      494.3          4.9
Gross profit                                      189.1      -1.9     174.7      -10.6     192.1        3.4      198.5          3.6
Operating income                                   39.3       2.3      18.3      -52.6      38.7        6.9       39.0          6.8
Income before income taxes                         41.3      10.7      18.7      -45.0      34.6        4.2       40.6          5.9
Net income                                         24.8      11.4      10.9      -45.1      22.2       13.0       25.0        -15.9
-----------------------------------------------------------------------------------------------------------------------------------
Net income per share (yen)                        33.69         -     14.79          -     30.08          -      34.08            -
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                    1,855.7         -   1,877.4          -   1,899.8          -    1,953.6            -
Shareholders' equity                              812.9         -     830.2          -     841.9          -      862.9            -
-----------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity per share (yen)           1,100.24         -  1,123.84          -  1,139.87          -   1,175.67            -
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities               42.2         -      15.7          -      16.3          -       58.4            -
Cash flows from investing activities              -10.8         -     -23.0          -     -56.6          -       -5.6            -
Cash flows from financing activities              -21.2         -       4.3          -      -6.0          -      -33.4            -
Cash and cash equivalents at end of period        215.4         -     214.7          -     168.1          -      186.8            -
-----------------------------------------------------------------------------------------------------------------------------------

(2) Capital expenditures and Depreciation                                                                         (Billions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                 1Q                  2Q                   3Q                    4Q
-----------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                               18.6                19.5                 20.5                  25.9
Depreciation for tangible fixed assets             15.9                15.0                 16.9                  18.7
-----------------------------------------------------------------------------------------------------------------------------------

(3) R&D Expenditures                                                                                              (Billions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                 1Q                  2Q                   3Q                    4Q
-----------------------------------------------------------------------------------------------------------------------------------
R&D expenditures                                   24.3                29.0                 26.1                  30.8
R&D expenditures / Total Sales   (%)                5.6                 6.6                  5.9                   6.2
-----------------------------------------------------------------------------------------------------------------------------------

(4) Interest income (expenses) net                                                                                (Billions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                 1Q                  2Q                   3Q                    4Q
-----------------------------------------------------------------------------------------------------------------------------------
Interest income (expenses) net                     -0.6                -0.6                 -0.9                  -0.2
-----------------------------------------------------------------------------------------------------------------------------------

(5) Exchange Rate
-----------------------------------------------------------------------------------------------------------------------------------
                                                 1Q                  2Q                   3Q                    4Q
-----------------------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                          109.65              110.01               106.01                104.60
Exchange rate (Yen/EURO)                         132.17              134.44               137.16                137.26
-----------------------------------------------------------------------------------------------------------------------------------

                                       A1

2. CONSOLIDATED SALES BY PRODUCT CATEGORY

(Three months ended March 31, 2005 and 2004)                                                                      (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                Change
                                                                                                               excluding
                                            Three months ended     Three months ended                           exchange
                                             March 31, 2005          March 31, 2004       Change         %       impact        %
-----------------------------------------------------------------------------------------------------------------------------------
[Office Equipment]
Imaging Solutions:
  Digital Imaging Systems                              142,583                153,230     -10,647       -6.9     -10,618      -6.9
    Percentage of net sales (%)                           28.8                   32.5
       Domestic                                         60,962                 69,041      -8,079      -11.7      -8,079     -11.7
       Overseas                                         81,621                 84,189      -2,568       -3.1      -2,539      -3.0
  Other Imaging Systems                                 37,592                 46,217      -8,625      -18.7      -8,933     -19.3
    Percentage of net sales (%)                            7.7                    9.8
       Domestic                                         12,989                 16,974      -3,985      -23.5      -3,985     -23.5
       Overseas                                         24,603                 29,243      -4,640      -15.9      -4,948     -16.9
Total Imaging Solutions                                180,175                199,447     -19,272       -9.7     -19,551      -9.8
    Percentage of net sales (%)                           36.5                   42.3
  Domestic                                              73,951                 86,015     -12,064      -14.0     -12,064     -14.0
  Overseas                                             106,224                113,432      -7,208       -6.4      -7,487      -6.6
-----------------------------------------------------------------------------------------------------------------------------------
Network Input/Output Systems:
  Printing Systems                                     184,704                151,191      33,513       22.2      32,786      21.7
    Percentage of net sales (%)                           37.4                   32.1
       Domestic                                         81,243                 64,255      16,988       26.4      16,988      26.4
       Overseas                                        103,461                 86,936      16,525       19.0      15,798      18.2
  Other Input/Output Systems                             4,486                  5,928      -1,442      -24.3      -1,450     -24.5
    Percentage of net sales (%)                            0.9                    1.2
       Domestic                                          1,326                  1,186         140       11.8         140      11.8
       Overseas                                          3,160                  4,742      -1,582      -33.4      -1,590     -33.5
Total Network Input/Output Systems                     189,190                157,119      32,071       20.4      31,336      19.9
    Percentage of net sales (%)                           38.3                   33.3
  Domestic                                              82,569                 65,441      17,128       26.2      17,128      26.2
  Overseas                                             106,621                 91,678      14,943       16.3      14,208      15.5
-----------------------------------------------------------------------------------------------------------------------------------
Network System Solutions                                63,326                 56,967       6,359       11.2       6,335      11.1
    Percentage of net sales (%)                           12.7                   12.2
  Domestic                                              61,131                 55,502       5,629       10.1       5,629      10.1
  Overseas                                               2,195                  1,465         730       49.8         706      48.2
-----------------------------------------------------------------------------------------------------------------------------------
Office Equipment Total                                 432,691                413,533      19,158        4.6      18,120       4.4
    Percentage of net sales (%)                           87.5                   87.8
  Domestic                                             217,651                206,958      10,693        5.2      10,693       5.2
  Overseas                                             215,040                206,575       8,465        4.1       7,427       3.6
      The Americas                                      85,853                 82,663       3,190        3.9       5,629       6.8
      Europe                                           106,523                104,981       1,542        1.5      -2,141      -2.0
      Other                                             22,664                 18,931       3,733       19.7       3,939      20.8
-----------------------------------------------------------------------------------------------------------------------------------
[Other Businesses]
Other Businesses                                        61,615                 57,719       3,896        6.7       3,947       6.8
    Percentage of net sales (%)                           12.5                   12.2
  Domestic                                              54,827                 45,558       9,269       20.3       9,269      20.3
  Overseas                                               6,788                 12,161      -5,373      -44.2      -5,322     -43.8
      The Americas                                         168                    120          48       40.0          51      42.5
      Europe                                             1,786                  1,038         748       72.1         715      68.9
      Other                                              4,834                 11,003      -6,169      -56.1      -6,088     -55.3
-----------------------------------------------------------------------------------------------------------------------------------
Grand Total                                            494,306                471,252      23,054        4.9      22,067       4.7
    Percentage of net sales (%)                          100.0                  100.0
  Domestic                                             272,478                252,516      19,962        7.9      19,962       7.9
    Percentage of net sales (%)                           55.1                   53.6
  Overseas                                             221,828                218,736       3,092        1.4       2,105       1.0
    Percentage of net sales (%)                           44.9                   46.4
      The Americas                                      86,021                 82,783       3,238        3.9       5,680       6.9
        Percentage of net sales (%)                       17.4                   17.6
      Europe                                           108,309                106,019       2,290        2.2      -1,426      -1.3
        Percentage of net sales (%)                       21.9                   22.5
      Other                                             27,498                 29,934      -2,436       -8.1      -2,149      -7.2
        Percentage of net sales (%)                        5.6                    6.3
----------------------------------------------------------------------------------------------------------------------------------
             Reference: Exchange rate
                      US$ 1                         Yen 104.60        Yen 107.31        Yen -2.71
                      EURO 1                        Yen 137.26        Yen 134.10        Yen 3.16

Each category includes the following product line:
Digital Imaging Systems            Digital PPCs, color PPCs, digital duplicators
                                   and facsimile machines
Other Imaging Systems              Analog PPCs, diazo copiers, and thermal paper
Printing Systems                   MFPs(multifunctional printers), laser
                                   printers and software
Other Input/Output Systems         Optical discs and system scanners
Network System Solutions           Personal computers, PC servers, network
                                   systems and network related software
Other Businesses                   Optical equipments, metering equipments and
                                   semiconductors

                                       A2

(Year ended March 31, 2005 and 2004)                                                                            (Millions of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                            Year ended          Year ended                             Change excluding
                                          March 31, 2005      March 31, 2004     Change         %      exchange impact       %
---------------------------------------------------------------------------------------------------------------------------------
[Office Equipment]
Imaging Solutions:
  Digital Imaging Systems                          559,023           606,270     -47,247       -7.8           -42,084        -6.9
    Percentage of net sales (%)                       30.8              34.1
       Domestic                                    231,526           253,830     -22,304       -8.8           -22,304        -8.8
       Overseas                                    327,497           352,440     -24,943       -7.1           -19,780        -5.6
  Other Imaging Systems                            156,074           197,304     -41,230      -20.9           -40,527       -20.5
    Percentage of net sales (%)                        8.6              11.0
       Domestic                                     59,371            70,762     -11,391      -16.1           -11,391       -16.1
       Overseas                                     96,703           126,542     -29,839      -23.6           -29,136       -23.0
Total Imaging Solutions                            715,097           803,574     -88,477      -11.0           -82,611       -10.3
    Percentage of net sales (%)                       39.4              45.1
  Domestic                                         290,897           324,592     -33,695      -10.4           -33,695       -10.4
  Overseas                                         424,200           478,982     -54,782      -11.4           -48,916       -10.2
---------------------------------------------------------------------------------------------------------------------------------
Network Input/Output Systems:
  Printing Systems                                 655,328           509,212     146,116       28.7           148,366        29.1
    Percentage of net sales (%)                       36.1              28.6
       Domestic                                    283,141           218,165      64,976       29.8            64,976        29.8
       Overseas                                    372,187           291,047      81,140       27.9            83,390        28.7
  Other Input/Output Systems                        15,508            49,025     -33,517      -68.4           -33,550       -68.4
    Percentage of net sales (%)                        0.9               2.8
       Domestic                                      3,247             4,981      -1,734      -34.8            -1,734       -34.8
       Overseas                                     12,261            44,044     -31,783      -72.2           -31,816       -72.2
Total Network Input/Output Systems                 670,836           558,237     112,599       20.2           114,816        20.6
    Percentage of net sales (%)                       37.0              31.4
  Domestic                                         286,388           223,146      63,242       28.3            63,242        28.3
  Overseas                                         384,448           335,091      49,357       14.7            51,574        15.4
---------------------------------------------------------------------------------------------------------------------------------
Network System Solutions                           205,895           195,822      10,073        5.1            10,078         5.1
    Percentage of net sales (%)                       11.3              11.0
  Domestic                                         199,070           191,302       7,768        4.1             7,768         4.1
  Overseas                                           6,825             4,520       2,305       51.0             2,310        51.1
---------------------------------------------------------------------------------------------------------------------------------
Office Equipment Total                           1,591,828         1,557,633      34,195        2.2            42,283         2.7
    Percentage of net sales (%)                       87.7              87.5
  Domestic                                         776,355           739,040      37,315        5.0            37,315         5.0
  Overseas                                         815,473           818,593      -3,120       -0.4             4,968         0.6
      The Americas                                 324,853           325,106        -253       -0.1            16,251         5.0
      Europe                                       403,574           398,109       5,465        1.4            -4,674        -1.2
      Other                                         87,046            95,378      -8,332       -8.7            -6,609        -6.9
---------------------------------------------------------------------------------------------------------------------------------
[Other Businesses]
Other Businesses                                   222,280           222,612        -332       -0.1                99         0.0
    Percentage of net sales (%)                       12.3              12.5
  Domestic                                         196,620           175,020      21,600       12.3            21,600        12.3
  Overseas                                          25,660            47,592     -21,932      -46.1           -21,501       -45.2
      The Americas                                     744             1,274        -530      -41.6              -494       -38.8
      Europe                                         5,332             4,283       1,049       24.5               958        22.4
      Other                                         19,584            42,035     -22,451      -53.4           -21,965       -52.3
---------------------------------------------------------------------------------------------------------------------------------
Grand Total                                      1,814,108         1,780,245      33,863        1.9            42,382         2.4
    Percentage of net sales (%)                      100.0             100.0
  Domestic                                         972,975           914,060      58,915        6.4            58,915         6.4
    Percentage of net sales (%)                       53.6              51.3
  Overseas                                         841,133           866,185     -25,052       -2.9           -16,533        -1.9
    Percentage of net sales (%)                       46.4              48.7
      The Americas                                 325,597           326,380        -783       -0.2            15,757         4.8
        Percentage of net sales (%)                   17.9              18.3
      Europe                                       408,906           402,392       6,514        1.6            -3,716        -0.9
        Percentage of net sales (%)                   22.5              22.6
      Other                                        106,630           137,413     -30,783      -22.4           -28,574       -20.8
        Percentage of net sales (%)                    6.0               7.8
---------------------------------------------------------------------------------------------------------------------------------
       Reference: Exchange rate
                 US$ 1                         Yen 107.58         Yen 113.09      Yen -5.51
                EURO 1                         Yen 135.25         Yen 132.65      Yen 2.60

Each category includes the following product line:
Digital Imaging Systems            Digital PPCs, color PPCs, digital duplicators
                                   and facsimile machines
Other Imaging Systems              Analog PPCs, diazo copiers, and thermal paper
Printing Systems                   MFPs(multifunctional printers), laser
                                   printers  and software
Other Input/Output Systems         Optical discs and system scanners
Network System Solutions           Personal computers, PC servers, network
                                   systems  and network related software
Other Businesses                   Optical equipments, metering equipments and
                                   semiconductors

                                       A3

3. FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                                                  (Billions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                         Year ending March 31, 2006          Half year ending September 30, 2005
                                                 ----------------------------------------  ----------------------------------------
                                     Year ended             Change                Change              Change                Change
                                     Mar.31,'05  Forecast      %     Forecast(*)     %     Forecast      %     Forecast(*)    %
-----------------------------------------------------------------------------------------------------------------------------------
[Office Equipment]
Imaging Solutions:
  Digital Imaging Systems                 559.0      500.9   -10.4         509.7    -8.8      246.6     -10.5       251.2      -8.8
       Domestic                           231.5      208.4   -10.0         208.4   -10.0      102.5     -10.0       102.5     -10.0
       Overseas                           327.4      292.5   -10.7         301.3    -8.0      144.1     -10.8       148.7      -8.0
  Other Imaging Systems                   156.0      122.7   -21.4         124.9   -20.0       63.6     -21.6        64.8     -20.1
       Domestic                            59.3       47.5   -20.0          47.5   -20.0       24.7     -20.1        24.7     -20.1
       Overseas                            96.7       75.2   -22.2          77.4   -20.0       38.9     -22.5        40.1     -20.1
Total Imaging Solutions                   715.0      623.6   -12.8         634.6   -11.3      310.2     -13.0       316.0     -11.4
  Domestic                                290.8      255.9   -12.0         255.9   -12.0      127.2     -12.2       127.2     -12.2
  Overseas                                424.2      367.7   -13.3         378.7   -10.7      183.0     -13.6       188.8     -10.8
-----------------------------------------------------------------------------------------------------------------------------------
Network Input/Output Systems:
  Printing Systems                        655.3      828.5    26.4         842.6    28.6      395.7      31.3       402.8      33.7
       Domestic                           283.1      361.3    27.6         361.3    27.6      174.9      36.7       174.9      36.7
       Overseas                           372.1      467.2    25.5         481.3    29.3      220.8      27.4       227.9      31.5
  Other Input/Output Systems               15.5       11.2   -27.8          11.2   -27.8        5.3     -41.0         5.3     -41.0
       Domestic                             3.2        3.0    -7.6           3.0    -7.6        1.4      -6.0         1.4      -6.0
       Overseas                            12.2        8.2   -33.1           8.2   -33.1        3.9     -47.9         3.9     -47.9
Total Network Input/Output Systems        670.8      839.7    25.2         853.8    27.3      401.0      29.2       408.1      31.5
  Domestic                                286.3      364.3    27.2         364.3    27.2      176.3      36.2       176.3      36.2
  Overseas                                384.4      475.4    23.7         489.5    27.3      224.7      24.2       231.8      28.2
-----------------------------------------------------------------------------------------------------------------------------------
Network System Solutions                  205.8      215.8     4.8         216.2     5.0      103.7       4.7       103.9       4.9
  Domestic                                199.0      206.0     3.5         206.0     3.5       99.5       3.5        99.5       3.5
  Overseas                                  6.8        9.8    43.6          10.2    49.5        4.2      43.7         4.4      50.5
-----------------------------------------------------------------------------------------------------------------------------------
Office Equipment Total                  1,591.8    1,679.1     5.5       1,704.6     7.1      814.9       6.4       828.0       8.1
  Domestic                                776.3      826.2     6.4         826.2     6.4      403.0       8.8       403.0       8.8
  Overseas                                815.4      852.9     4.6         878.4     7.7      411.9       4.1       425.0       7.4
      The Americas                        324.8      345.2     6.3         353.3     8.8      166.4       3.4       174.1       8.2
      Europe                              403.5      407.9     1.1         424.5     5.2      195.2       2.1       200.1       4.7
      Other                                87.0       99.8    14.7         100.6    15.6       50.3      15.9        50.8      17.0
-----------------------------------------------------------------------------------------------------------------------------------
[Other Businesses]
Other Businesses                          222.2      220.9    -0.6         221.4    -0.4      109.1      -0.9       109.3      -0.7
  Domestic                                196.6      192.3    -2.2         192.3    -2.2       96.5      -2.3        96.5      -2.3
  Overseas                                 25.6       28.6    11.5          29.1    13.4       12.6      11.7        12.8      13.5
      The Americas                          0.7        2.1   182.3           2.1   182.3        1.0     159.1         1.0     159.1
      Europe                                5.3        5.7     6.9           5.9    10.7        2.0      11.2         2.0      11.2
      Other                                19.5       20.8     6.2          21.1     7.7        9.6       5.6         9.8       7.8
-----------------------------------------------------------------------------------------------------------------------------------
Grand Total                             1,814.1    1,900.0     4.7       1,926.0     6.2      924.0       5.5       937.3       7.0
  Domestic                                972.9    1,018.5     4.7       1,018.4     4.7      499.5       6.5       499.5       6.5
  Overseas                                841.1      881.5     4.8         907.5     7.9      424.5       4.3       437.8       7.6
      The Americas                        325.5      347.3     6.7         355.4     9.2      167.4       3.8       175.1       8.5
      Europe                              408.9      413.6     1.1         430.4     5.3      197.2       2.2       202.1       4.7
      Other                               106.6      120.6    13.1         121.7    14.1       59.9      14.1        60.6      15.4
-----------------------------------------------------------------------------------------------------------------------------------

* Excluding foreign exchange impact

                  Reference:        Year ended Mar. 31, '05    Year ending Mar. 31, '06     Half year ending Sept. 30, '05
                 Exchange rate             (Results)                  (Forecast)                      (Forecast)
                     US$ 1                 Yen 107.58                 Yen 105.00                      Yen 105.00
                    EURO 1                 Yen 135.25                 Yen 130.00                      Yen 130.00

Each category includes the following product line:
Digital Imaging Systems            Digital PPCs, color PPCs, digital duplicators
                                   and facsimile machines
Other Imaging Systems              Analog PPCs, diazo copiers, and thermal paper
Printing Systems                   MFPs(multifunctional printers), laser
                                   printers and software
Other Input/Output Systems         Optical discs and system scanners
Network System Solutions           Personal computers, PC servers, network
                                   systems and network related software
Other Businesses                   Optical equipments, measuring equipments and
                                   semiconductors

                                       A4

4. FORECAST OF CONSOLIDATED SALES BY NEW PRODUCT CATEGORY

                                                                                                                  (Billions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                         Year ending March 31, 2006          Half year ending September 30, 2005
                                                 ----------------------------------------  ----------------------------------------
                                     Year ended             Change                Change              Change                Change
                                     Mar.31,'05  Forecast      %     Forecast(*)     %     Forecast      %     Forecast(*)    %
-----------------------------------------------------------------------------------------------------------------------------------
[Office Solution Business]
  Imaging Solution Business             1,332.2    1,406.8     5.6       1,431.2     7.4      683.8       7.0       696.2       8.9
       Domestic                           564.1      606.3     7.5         606.3     7.5      296.7      10.8       296.7      10.8
       Overseas                           768.1      800.5     4.2         824.9     7.4      387.1       4.3       399.5       7.6
  Network system Solution Business        199.1      209.1     5.0         209.4     5.2      100.0       4.6       100.2       4.8
       Domestic                           192.3      199.2     3.6         199.2     3.6       95.8       3.4        95.8       3.4
       Overseas                             6.8        9.9    45.1          10.2    49.5        4.2      43.7         4.4      50.5
Office Solution Business Total          1,531.4    1,615.9     5.5       1,640.6     7.1      783.8       6.7       796.4       8.4
  Domestic                                756.4      805.5     6.5         805.5     6.5      392.5       8.9       392.5       8.9
  Overseas                                774.9      810.4     4.6         835.1     7.8      391.3       4.6       403.9       7.9
      The Americas                        312.1      331.3     6.1         339.1     8.6      159.4       3.7       166.9       8.6
      Europe                              385.6      391.2     1.4         407.3     5.6      187.1       3.1       191.7       5.6
      Other                                77.0       87.9    14.0          88.7    15.1       44.8      14.9        45.3      16.1
-----------------------------------------------------------------------------------------------------------------------------------
[Industry Business]
Industry Business                         119.4      117.7    -1.4         118.5    -0.8       59.7       1.6        60.2       2.5
  Domestic                                 80.8       72.5   -10.3          72.5   -10.3       37.4      -5.8        37.4      -5.8
  Overseas                                 38.5       45.2    17.2          46.0    19.2       22.3      17.0        22.8      19.6
      The Americas                         10.1       13.6    34.5          13.9    37.5        6.9      34.9         7.1      38.8
      Europe                               15.3       14.8    -3.5          15.3    -0.2        6.9      -4.4         7.2      -0.2
      Other                                13.1       16.8    28.0          16.8    28.0        8.5      26.4         8.5      26.4
-----------------------------------------------------------------------------------------------------------------------------------
[Other Business]
Other Business                            163.2      166.4     1.9         166.9     2.2       80.5      -2.5        80.7      -2.3
  Domestic                                135.6      140.5     3.6         140.5     3.6       69.6       0.8        69.6       0.8
  Overseas                                 27.5       25.9    -6.1          26.4    -4.3       10.9     -19.6        11.1     -18.2
      The Americas                          3.2        2.4   -27.2           2.4   -27.2        1.1     -55.8         1.1     -55.8
      Europe                                7.8        7.6    -3.5           7.8    -1.0        3.2     -25.5         3.2     -25.5
      Other                                16.4       15.9    -3.2          16.2    -1.3        6.6      -2.6         6.8       0.3
-----------------------------------------------------------------------------------------------------------------------------------
Grand Total                             1,814.1    1,900.0     4.7       1,926.0     6.2      924.0       5.5       937.3       7.0
  Domestic                                972.9    1,018.5     4.7       1,018.5     4.7      499.5       6.5       499.5       6.5
  Overseas                                841.1      881.5     4.8         907.5     7.9      424.5       4.3       437.8       7.6
      The Americas                        325.5      347.3     6.7         355.4     9.2      167.4       3.8       175.1       8.5
      Europe                              408.9      413.6     1.1         430.4     5.3      197.2       2.2       202.1       4.7
      Other                               106.6      120.6    13.1         121.7    14.1       59.9      14.1        60.6      15.4
-----------------------------------------------------------------------------------------------------------------------------------

* Excluding foreign exchange impact

                  Reference:        Year ended Mar. 31, '05    Year ending Mar. 31, '06     Half year ending Sept. 30, '05
                 Exchange rate             (Results)                  (Forecast)                      (Forecast)
                     US$ 1                 Yen 107.58                 Yen 105.00                      Yen 105.00
                    EURO 1                 Yen 135.25                 Yen 130.00                      Yen 130.00

Each category includes the following product line:
Imaging Solution Business          Digital PPCs, color PPCs, digital
                                   duplicators, facsimile machines, analog PPCs,
                                   diazo copiers, scanners,
                                   MFPs(multifunctional printers), laser
                                   printers and software
Network system Solution Business   Personal computers, PC servers, network
                                   systems and network related software
Industry Business                  Thermal media, optical equipments,
                                   semiconductors, electronic component and
                                   measuring equipments
Other Business                     Optical discs and digital camera

                                       A5

-APPENDIX B-
[SCHEDULE 1] CONSOLIDATED PERFORMANCE

---------------------------------------------------------------------------------------------------------------------------------
                                         Year ended         Year ended         Year ended         Year ended        Year ended
                                       March 31, 2001     March 31, 2002     March 31, 2003     March 31, 2004    March 31, 2005
---------------------------------------------------------------------------------------------------------------------------------
Net sales (left axis)                         1,538.2            1,672.3            1,738.3           1,780.2            1,814.1
Net income (right axis)                          53.2               61.6               72.5              91.7               83.1
Return on equity (right axis)                     9.7               10.4               11.2              12.6               10.0
Return on assets (right axis)                     6.0                6.4                6.6               7.7                7.1
Net income per share (left axis)                76.85              88.27              99.79            123.63             112.64
---------------------------------------------------------------------------------------------------------------------------------

[SCHEDULE 2] CONSOLIDATED SALES BY PRODUCT LINE

---------------------------------------------------------------------------------------------------------------------------------
                                         Year ended         Year ended         Year ended         Year ended        Year ended
                                       March 31, 2001     March 31, 2002     March 31, 2003     March 31, 2004    March 31, 2005
---------------------------------------------------------------------------------------------------------------------------------
Imaging Solutions                               867.0              934.1              859.7             803.5              715.0
Network I/O Systems                             261.8              344.2              463.3             558.2              670.8
Network System Solutions                        209.5              206.9              197.4             195.8              205.8
Other Businesses                                199.8              186.9              217.7             222.6              222.2
---------------------------------------------------------------------------------------------------------------------------------
Imaging solutions (%)                            56.4               55.8               49.5              45.1               39.4
Networking I/O systems (%)                       17.0               20.6               26.7              31.4               37.0
Network system solutions (%)                     13.6               12.4               11.3              11.0               11.3
Other Businesses (%)                             13.0               11.2               12.5              12.5               12.3
Total                                           100.0              100.0              100.0             100.0              100.0
---------------------------------------------------------------------------------------------------------------------------------

[SCHEDULE 3] CONSOLIDATED SALES BY GEOGRAPHIC AREA

---------------------------------------------------------------------------------------------------------------------------------
                                         Year ended         Year ended         Year ended         Year ended        Year ended
                                       March 31, 2001     March 31, 2002     March 31, 2003     March 31, 2004    March 31, 2005
---------------------------------------------------------------------------------------------------------------------------------
Japan                                           930.4              902.6              896.0             914.0              972.9
The Americas                                    252.6              341.7              343.9             326.3              325.5
Europe                                          247.4              311.3              354.4             402.3              408.9
Others                                          107.6              116.6              143.9             137.4              106.6
---------------------------------------------------------------------------------------------------------------------------------
Japan (%)                                        60.5               54.0               51.5              51.3               53.6
The Americas (%)                                 16.4               20.4               19.8              18.3               17.9
Europe (%)                                       16.1               18.6               20.4              22.6               22.5
Others (%)                                        7.0                7.0                8.3               7.8                6.0
Total                                           100.0              100.0              100.0             100.0              100.0
---------------------------------------------------------------------------------------------------------------------------------

[GEOGRAPHIC SEGMENT]

---------------------------------------------------------------------------------------------------------------------------------
                                         Year ended         Year ended         Year ended         Year ended        Year ended
Japan                                  March 31, 2001     March 31, 2002     March 31, 2003     March 31, 2004    March 31, 2005
---------------------------------------------------------------------------------------------------------------------------------
Net sales (Billions of yen)                   1,233.9            1,248.6            1,274.9           1,313.1            1,386.7
Operating income (Billions of yen)               83.5              106.1               86.1              97.3               88.0
Operating income on net sales (%)                 6.8                8.5                6.8               7.4                6.4
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
                                         Year ended         Year ended         Year ended         Year ended        Year ended
The Americas                           March 31, 2001     March 31, 2002     March 31, 2003     March 31, 2004    March 31, 2005
---------------------------------------------------------------------------------------------------------------------------------
Net sales (Billions of yen)                     256.4              346.9              339.5             320.7              330.4
Operating income (Billions of yen)                8.9               11.4               14.3              15.4               13.8
Operating income on net sales (%)                 3.5                3.3                4.2               4.8                4.2
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
                                         Year ended         Year ended         Year ended         Year ended        Year ended
Europe                                 March 31, 2001     March 31, 2002     March 31, 2003     March 31, 2004    March 31, 2005
---------------------------------------------------------------------------------------------------------------------------------
Net sales (Billions of yen)                     257.7              313.3              355.9             404.4              415.6
Operating income (Billions of yen)               11.2               12.1               18.2              22.0               24.3
Operating income on net sales (%)                 4.4                3.9                5.1               5.4                5.9
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
                                         Year ended         Year ended         Year ended         Year ended        Year ended
Others                                 March 31, 2001     March 31, 2002     March 31, 2003     March 31, 2004    March 31, 2005
---------------------------------------------------------------------------------------------------------------------------------
Net sales                                       117.1              146.9              169.8             193.3              173.9
Operating income                                  6.1                7.0                9.9              10.4               11.9
Operating income on net sales                     5.3                4.8                5.9               5.4                6.8
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

                                       B1